UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 30, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

The following is the English translation of excerpt regarding the Basel Pillar 3 disclosures and the relevant information from our Japanese language disclosure material published in January 2019. The Japanese regulatory disclosure requirements are fulfilled with the Basel Pillar 3 disclosures and Japanese GAAP is applied to the relevant financial information. In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Key Metrics

Under the capital adequacy ratio regulations agreed upon by the Basel Committee on Banking Supervision, banks are required to meet certain minimum capital requirements. We calculate our capital adequacy ratio on a consolidated basis based on “the criteria used by a bank holding company for deciding whether or not the adequacy of equity capital of the bank holding company and its subsidiaries is appropriate in light of the assets owned by the bank holding company and its subsidiaries pursuant to Article 52-25 of the Banking Law” (Financial Services Agency, or FSA, Notice No.20 issued in 2006).

We also calculate our leverage ratio on a consolidated basis according to “the leverage ratio on a consolidated basis separately prescribed by the Commissioner of the Financial Services Agency according to Article 1 Paragraph 1 item 7 of the Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of the Adequacy of Equity Capital pursuant to Article 19-2 Paragraph 1 Item 5 Sub-item (d) etc. of the Ordinance for the Enforcement of the Banking Law” (FSA Notice No.13 issued in 2015).

Liquidity standards agreed upon by the Basel Committee on Banking Supervision require our liquidity coverage ratio to surpass certain minimum standards. We calculate our consolidated liquidity coverage ratio (the “Consolidated LCR”) in accordance with the regulation “The Evaluation Criterion on the Sound Management of Liquidity Risk Defined, Based on Banking Law Article 52-25, as One of Criteria for Bank Holding Companies to Evaluate the Soundness of Their Management and the Ones of Their Subsidiaries and Others, which is also One of Evaluation Criteria on the Soundness of the Banks’ Management” (the FSA Notice No. 62 of 2015 (the “Notice No. 62”)).

∎ Key Metrics

KM1: Key Metrics

		(millions of yen, except percentages)
Basel III Template No.		a	b	c	d	e
		As of September 30, 2018	As of June 30, 2018	As of March 31, 2018	As of December 31, 2017	As of September 30, 2017

Capital
1	Common Equity Tier 1 capital	7,607,267	7,631,486	7,437,048	7,597,964	7,280,598
2	Tier 1 capital	9,434,893	9,112,127	9,192,244	9,321,858	9,004,810
3	Total capital	11,214,088	10,859,912	10,860,440	11,260,104	10,946,675
Risk weighted assets
4	Risk weighted assets	60,240,051	60,157,998	59,528,983	63,414,867	61,695,509
Capital ratio
5	Common Equity Tier 1 capital ratio	12.62%	12.68%	12.49%	11.98%	11.80%
6	Tier 1 capital ratio	15.66%	15.14%	15.44%	14.69%	14.59%
7	Total capital ratio	18.61%	18.05%	18.24%	17.75%	17.74%
Capital buffer
8	Capital conservation buffer requirement	1.87%	1.87%	1.87%	1.25%	1.25%
9	Countercyclical buffer requirement	0.02%	0.02%	0.01%	0.00%	0.00%
10	Bank G-SIB/D-SIB additional requirements	0.75%	0.75%	0.75%	0.50%	0.50%
11	Total of bank CET1 specific buffer requirements	2.64%	2.64%	2.63%	1.75%	1.75%
12	CET1 available after meeting the bank’s minimum capital requirements	8.12%	8.18%	7.99%	7.48%	7.30%
Leverage ratio
13	Total exposures	216,920,174	217,040,028	214,277,824	217,478,350	217,304,488
14	Leverage ratio	4.34%	4.19%	4.28%	4.28%	4.14%
Liquidity coverage ratio (LCR)
15	Total HQLA allowed to be included in the calculation	62,485,008	62,777,196	60,159,630	63,459,113	60,568,697
16	Net cash outflows	48,045,874	51,729,447	50,079,075	50,808,181	48,025,220
17	LCR	130.1%	121.3%	120.1%	124.8%	126.1%

Note:

   Base III Template No. from 15 to 17 are quarterly averages.

Status of Mizuho Financial Group’s consolidated capital adequacy

Following the partial revision of “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of the Adequacy of Equity Capital Pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (d), etc. of the Ordinance for the Enforcement of the Banking Law,” the disclosure of any information concerning the second half of the fiscal year ending March 31, 2019 is made in accordance with the relevant FSA Notice issued after the revision (the “New FSA Notice”). The figures relating to our banking activities for the second half of the fiscal year ended March 31, 2018 are disclosed in accordance with the relevant FSA Notice issued before the revision (the “Old FSA Notice”) (See pages 34 to 57 for the disclosure items which are different from those disclosed according to the new FSA Notice).

∎ Scope of Consolidation

(1) Scope of Consolidation for Calculating Consolidated Capital Adequacy Ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of September 30, 2017 and 2018.

(B) Number of consolidated subsidiaries

	As of September 30, 2017	As of September 30, 2018
Consolidated subsidiaries	130	125

Our major consolidated subsidiaries (and their main businesses) are Mizuho Bank, Ltd. (banking business), Mizuho Trust & Banking Co., Ltd. (trust business and banking business) and Mizuho Securities Co., Ltd. (securities business).

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of September 30, 2017 and 2018.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of September 30, 2017 and 2018.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of September 30, 2017 and 2018.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of September 30, 2017 and 2018.

∎ Risk-based Capital

(1) Composition of Capital, etc.

(A) Composition of capital disclosure

Composition of capital disclosure (International standard)

			(Millions of yen, except percentage)
			As of September 30, 2017		As of September 30, 2018
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Common equity Tier 1 capital: instruments and reserves		(1)
1a+2-1c-26	Directly issued qualifying common share capital plus related stock surplus and retained earnings		7,126,803	/	7,559,684	/
1a	of which: capital and stock surplus		3,391,317	/	3,395,202	/
2	of which: retained earnings		3,837,147	/	4,267,569	/
1c	of which: treasury stock (-)		6,475	/	7,888	/
26	of which: national specific regulatory adjustments (earnings to be distributed) (-)		95,186	/	95,197	/
	of which: other than above		—	/	—	/
1b	Subscription rights to common shares		1,173	/	714	/
3	Accumulated other comprehensive income and other disclosed reserves		1,296,157	324,039	1,542,038	/
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)		14,173	/	11,788	/
	Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements		23,889	/	/	/
	of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties		23,889	/	/	/
6	Common equity Tier 1 capital: instruments and reserves	(A)	8,462,197	/	9,114,225	/
Common equity Tier 1 capital: regulatory adjustments		(2)
8+9	Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		635,819	158,954	776,925	/
8	of which: goodwill (net of related tax liability, including those equivalent)		73,542	18,385	76,910	/
9	of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)		562,276	140,569	700,015	/
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		35,022	8,755	43,383	/
11	Deferred gains or losses on derivatives under hedge accounting		(6,171)	(1,542)	(123,418)	/
12	Shortfall of eligible provisions to expected losses		31,942	7,990	95,020	/
13	Securitization gain on sale		45	11	6	/
14	Gains and losses due to changes in own credit risk on fair valued liabilities		1,856	464	3,382	/
15	Net defined benefit asset		458,030	114,507	682,547	/
16	Investments in own shares (excluding those reported in the net assets section)		4,373	1,093	2,990	/

			(Millions of yen, except percentage)
			As of September 30, 2017		As of September 30, 2018
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
17	Reciprocal cross-holdings in common equity		—	—	—	/
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)		20,679	5,169	26,120	/
19+20+21	Amount exceeding the 10% threshold on specified items		—	—	—	/
19	of which: significant investments in the common stock of financials		—	—	—	/
20	of which: mortgage servicing rights		—	—	—	/
21	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	/
22	Amount exceeding the 15% threshold on specified items		—	—	—	/
23	of which: significant investments in the common stock of financials		—	—	—	/
24	of which: mortgage servicing rights		—	—	—	/
25	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	/
27	Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions		—	/	—	/
28	Common equity Tier 1 capital: regulatory adjustments	(B)	1,181,599	/	1,506,958	/
Common equity Tier 1 capital (CET1)
29	Common equity Tier 1 capital (CET1) ((A)-(B))	(C)	7,280,598	/	7,607,267	/
Additional Tier 1 capital: instruments		(3)
30 31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
30 31b	Subscription rights to additional Tier 1 instruments		—	/	—	/
30 32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		1,220,000	/	1,570,000	/
30	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	/	—	/
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)		30,283	/	30,891	/
33+35	Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments		577,500	/	303,000	/
33	of which: directly issued capital instruments subject to phase out from additional Tier 1		577,500	/	303,000	/
35	of which: instruments issued by subsidiaries subject to phase out		—	/	—	/

			As of September 30, 2017		As of September 30, 2018
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
	Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements		(15,115)	/	/	/
	of which: foreign currency translation adjustments		(15,115)	/	/	/
36	Additional Tier 1 capital: instruments	(D)	1,812,667	/	1,903,891	/
Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments		—	—	2,600	/
38	Reciprocal cross-holdings in additional Tier 1 instruments		—	—	—	/
39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)		97	24	164	/
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		58,800	14,700	73,500	/
	Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements		29,557	/	/	/
	of which: goodwill equivalent		14,508	/	/	/
	of which: intangible fixed assets recognized as a result of a merger		11,044	/	/	/
	of which: capital increase due to securitization transactions		11	/	/	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		3,992	/	/	/
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions		—	/	—	/
43	Additional Tier 1 capital: regulatory adjustments	(E)	88,455	/	76,264	/
Additional Tier 1 capital (AT1)
44	Additional Tier 1 capital ((D)-(E))	(F)	1,724,212	/	1,827,626	/
Tier 1 capital (T1 = CET1 + AT1)
45	Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G)	9,004,810	/	9,434,893	/
Tier 2 capital: instruments and provisions		(4)
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
46	Subscription rights to Tier 2 instruments		—	/	—	/
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		828,555	/	994,185	/
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		169,110	/	170,370	/
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		10,117	/	9,681	/

			As of September 30, 2017		As of September 30, 2018
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
47+49	Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions		768,789	/	613,542	/
47	of which: directly issued capital instruments subject to phase out from Tier 2		162,256	/	129,106	/
49	of which: instruments issued by subsidiaries subject to phase out		606,532	/	484,436	/
50	Total of general allowance for loan losses and eligible provisions included in Tier 2		4,639	/	4,457	/
50a	of which: general allowance for loan losses		4,639	/	4,457	/
50b	of which: eligible provisions		—	/	—	/
	Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements		193,665	/	/	/
	of which: 45% of unrealized gains on other securities		174,670	/	/	/
	of which: 45% of revaluation reserve for land		18,994	/	/	/
51	Tier 2 capital: instruments and provisions	(H)	1,974,876	/	1,792,236	/
Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments		1,658	414	2,631	/
53	Reciprocal cross-holdings in Tier 2 instruments		—	—	—	/
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		8,678	2,169	10,410	/
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—	—	/
	Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements		22,675	/	/	/
	of which: investments in the capital banking, financial and insurance entities		18,682	/	/	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		3,992	/	/	/
57	Tier 2 capital: regulatory adjustments	(I)	33,011	/	13,041	/
Tier 2 capital (T2)
58	Tier 2 capital (T2) ((H)-(I))	(J)	1,941,864	/	1,779,194	/
Total capital (TC = T1 + T2)
59	Total capital (TC = T1 + T2) ((G)+(J))	(K)	10,946,675	/	11,214,088	/

			As of September 30, 2017		As of September 30, 2018
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Risk weighted assets		(5)
	Total of items included in risk weighted assets subject to phase-out arrangements		262,706	/	/	/
	of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		129,524	/	/	/
	of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		8,755	/	/	/
	of which: net defined benefit asset		114,507	/	/	/
	of which: investments in the capital banking, financial and insurance entities		9,918	/	/	/
60	Risk weighted assets	(L)	61,695,509	/	60,240,051	/
Capital ratio (consolidated)
61	Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		11.80%	/	12.62%	/
62	Tier 1 capital ratio (consolidated) ((G)/(L))		14.59%	/	15.66%	/
63	Total capital ratio (consolidated) ((K)/(L))		17.74%	/	18.61%	/
Regulatory adjustments		(6)
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		731,117	/	763,336	/
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		127,552	/	159,464	/
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	—	/
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		176,254	/	219,310	/
Provisions included in Tier 2 capital: instruments and provisions		(7)
76	Provisions (general allowance for loan losses)		4,639	/	4,457	/
77	Cap on inclusion of provisions (general allowance for loan losses)		46,794	/	43,176	/
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	—	/
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		299,418	/	288,806	/
Capital instruments subject to phase-out arrangements		(8)
82	Current cap on AT1 instruments subject to phase-out arrangements		1,041,569	/	833,255	/
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/
84	Current cap on T2 instruments subject to phase-out arrangements		843,530	/	674,824	/

		As of September 30, 2017		As of September 30, 2018
Basel III template			Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)	—	/	—	/

Notes:

1.	The above figures are calculated based on the international standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended template	Reference # of Basel III template under the Composition of capital disclosure
	As of September 30, 2017	As of September 30, 2018
(Assets)
Cash and due from banks	50,982,819	46,579,445
Call loans and bills purchased	894,076	336,548
Receivables under resale agreements	9,408,646	10,275,017
Guarantee deposits paid under securities borrowing transactions	3,585,209	2,709,640
Other debt purchased	2,666,336	2,577,593
Trading assets	12,465,215	12,274,307	6-a
Money held in trust	269,577	409,725
Securities	32,072,076	34,975,299	2-b, 6-b
Loans and bills discounted	79,811,834	80,516,017	6-c
Foreign exchange assets	1,951,926	2,229,807
Derivatives other than for trading assets	1,844,878	1,428,605	6-d
Other assets	5,299,252	4,342,091	6-e
Tangible fixed assets	1,113,753	1,093,635
Intangible fixed assets	1,083,617	1,074,255	2-a
Net defined benefit asset	824,534	983,445	3
Deferred tax assets	56,567	42,924	4-a
Customers’ liabilities for acceptances and guarantees	5,543,662	5,964,576
Reserves for possible losses on loans	(364,743)	(252,177)

Total assets	209,509,243	207,560,759

(Liabilities)
Deposits	124,646,612	120,819,088
Negotiable certificates of deposit	11,992,948	12,500,325
Call money and bills sold	1,602,970	5,736,053
Payables under repurchase agreements	19,521,855	17,488,448
Guarantee deposits received under securities lending transactions	2,640,306	1,838,150
Commercial paper	339,787	683,390
Trading liabilities	7,815,999	7,682,367	6-f
Borrowed money	5,353,682	4,817,339	8-a
Foreign exchange liabilities	426,712	473,194
Short-term bonds	122,566	303,302
Bonds and notes	8,060,465	8,696,783	8-b
Due to trust accounts	4,692,390	4,725,740
Derivatives other than for trading liabilities	1,656,576	1,397,924	6-g
Other liabilities	4,902,561	4,174,229
Reserve for bonus payments	46,173	49,284
Reserve for variable compensation	1,614	1,500
Net defined benefit liability	56,163	59,466
Reserve for director and corporate auditor retirement benefits	1,284	1,308
Reserve for possible losses on sales of loans	124	1,153
Reserve for contingencies	5,473	4,750
Reserve for reimbursement of deposits	19,378	19,802
Reserve for reimbursement of debentures	28,132	28,197
Reserves under special laws	2,285	2,358

Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended template	Reference # of Basel III template under the Composition of capital disclosure
	As of September 30, 2017	As of September 30, 2018
Deferred tax liabilities	369,526	353,680	4-b
Deferred tax liabilities for revaluation reserve for land	66,237	65,732	4-c
Acceptances and guarantees	5,543,662	5,964,576

Total liabilities	199,915,493	197,888,149

(Net assets)
Common stock and preferred stock	2,256,548	2,256,767	1-a
Capital surplus	1,134,768	1,138,434	1-b
Retained earnings	3,837,710	4,268,037	1-c
Treasury stock	(6,475)	(7,888)	1-d

Total shareholders’ equity	7,222,552	7,655,351

Net unrealized gains (losses) on other securities	1,409,766	1,335,533
Deferred gains or losses on hedges	(7,714)	(123,418)	5
Revaluation reserve for land	144,817	143,248
Foreign currency translation adjustments	(75,579)	(90,790)
Remeasurements of defined benefit plans	148,906	277,466

Total accumulated other comprehensive income	1,620,196	1,542,038		3

Stock acquisition rights	1,173	714		1b
Non-controlling interests	749,827	474,506	7

Total net assets	9,593,750	9,672,610

Total liabilities and net assets	209,509,243	207,560,759

Note:

    The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks
1-a	Common stock and preferred stock	2,256,548	2,256,767
1-b	Capital surplus	1,134,768	1,138,434
1-c	Retained earnings	3,837,710	4,268,037
1-d	Treasury stock	(6,475)	(7,888)
	Total shareholders’ equity	7,222,552	7,655,351

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks
	Directly issued qualifying common share capital plus related stock surplus and retained earnings	7,221,989	7,654,882	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
1a	of which: capital and stock surplus	3,391,317	3,395,202
2	of which: retained earnings	3,837,147	4,267,569
1c	of which: treasury stock (-)	6,475	7,888
	of which: other than above	—	—
31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—

2. Intangible fixed assets

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks
2-a	Intangible fixed assets	1,083,617	1,074,255
2-b	Securities	32,072,076	34,975,299
	of which: share of goodwill of companies accounted for using the equity method	19,383	9,381	Share of goodwill of companies accounted for using the equity method
	Income taxes related to above	(308,227)	(306,710)

(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks
8	Goodwill (net of related tax liability, including those equivalent)	91,928	76,910
9	Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	702,845	700,015	Software and other
	Mortgage servicing rights (net of related tax liability)	—	—
20	Amount exceeding the 10% threshold on specified items	—	—
24	Amount exceeding the 15% threshold on specified items	—	—
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—

3. Net defined benefit asset
(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks

3	Net defined benefit asset	824,534	983,445
	Income taxes related to above	(251,996)	(300,898)

(2) Composition of capital
Basel III template	Composition of capital disclosure	(Millions of yen)
		As of September 30, 2017	As of September 30, 2018	Remarks

15	Net defined benefit asset	572,538	682,547
4. Deferred tax assets
(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks

4-a	Deferred tax assets	56,567	42,924
4-b	Deferred tax liabilities	369,526	353,680
4-c	Deferred tax liabilities for revaluation reserve for land	66,237	65,732
	Tax effects on intangible fixed assets	308,227	306,710
	Tax effects on net defined benefit asset	251,996	300,898

(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks

10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	43,777	43,383	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
	Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	176,254	219,310	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
21	Amount exceeding the 10% threshold on specified items	—	—
25	Amount exceeding the 15% threshold on specified items	—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	176,254	219,310

5. Deferred gains or losses on derivatives under hedge accounting

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks

5	Deferred gains or losses on hedges	(7,714)	(123,418)

(2) Composition of capital

Basel III		(Millions of yen)
template	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks
11	Deferred gains or losses on derivatives under hedge accounting	(7,714)	(123,418)

6. Items associated with investments in the capital of financial institutions

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks

6-a	Trading assets	12,465,215	12,274,307	Including trading account securities and derivatives for trading assets
6-b	Securities	32,072,076	34,975,299
6-c	Loans and bills discounted	79,811,834	80,516,017	Including subordinated loans
6-d	Derivatives other than for trading assets	1,844,878	1,428,605
6-e	Other assets	5,299,252	4,342,091	Including money invested
6-f	Trading liabilities	7,815,999	7,682,367	Including trading account securities sold
6-g	Derivatives other than for trading liabilities	1,656,576	1,397,924

(2) Composition of capital

Basel III		(Millions of yen)
template	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks
	Investments in own capital instruments	7,540	8,221
16	Common equity Tier 1 capital	5,467	2,990
37	Additional Tier 1 capital	—	2,600
52	Tier 2 capital	2,073	2,631
	Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
17	Common equity Tier 1 capital	—	—
38	Additional Tier 1 capital	—	—
53	Tier 2 capital	—	—
	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	767,936	800,032
18	Common equity Tier 1 capital	25,849	26,120
39	Additional Tier 1 capital	122	164
54	Tier 2 capital	10,848	10,410
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	731,117	763,336
	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	201,052	232,964
19	Amount exceeding the 10% threshold on specified items	—	—
23	Amount exceeding the 15% threshold on specified items	—	—
40	Additional Tier 1 capital	73,500	73,500
55	Tier 2 capital	—	—
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	127,552	159,464
7. Non-Controlling Interests
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks
7	Non-Controlling Interests	749,827	474,506

(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	14,173	11,788	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
30- 31ab-32	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	30,283	30,891	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	169,110	170,370	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	10,117	9,681	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)

8. Other capital instruments
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2017	As of September 30, 2018	Remarks

8-a	Borrowed money	5,353,682	4,817,339
8-b	Bonds and notes	8,060,465	8,696,783
	Total	13,414,148	13,514,122
(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of September 30, 2017	As of September 30, 2018	Remarks
32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	1,220,000	1,570,000
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	828,555	994,185

Note:

Amounts in the “Composition of capital disclosure” as of September 30, 2017 are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

∎ Summary of Risk-weighted Assets (RWA)

(1) Summary of RWA

(A) OV1: Overview of Risk-weighted Assets (RWA)

		(Millions of yen)
		a	b	c	d
		RWA		capital requirements
Basel III Template No.		As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017

1	Credit risk (excluding counterparty credit risk)	39,321,500	/	3,318,738	/

2	Of which: standardized approach (SA)	1,746,997	/	139,759	/
3	Of which: internal rating-based (IRB) approach	36,045,504	/	3,056,658	/
	Of which: significant investments	—	/	—	/
	Of which: estimated residual value of lease transaction	—	/	—	/
	Others	1,528,998	/	122,319	/

4	Counterparty credit risk (CCR)	4,224,033	/	342,012	/

5	Of which: SA-CCR	—	/	—	/
	Of which: current exposure method	191,124	/	15,676	/
6	Of which: expected positive exposure (EPE) method	785,753	/	65,991	/
	Of which: credit valuation adjustment (CVA) risk	2,217,316	/	177,385	/
	Of which: central counterparty-related	209,223	/	16,737	/
	Others	820,615	/	66,221	/

7	Equity positions in banking book under market-based approach	2,933,478	/	248,758	/

	Fund exposures–standardized approach	—	/	—	/

	Fund exposures–regarded method	3,502,698	/	296,200	/

11	Settlement risk	6,530	/	552	/

12	Securitization exposures in banking book	441,369	/	37,270	/

13	Of which: IRB ratings-based approach (RBA) or IRB internal assessment approach (IAA)	116,430	/	9,873	/
14	Of which: IRB supervisory formula approach (SFA)	283,679	/	24,056	/
15	Of which: SA/simplified supervisory formula approach (SSFA)	30,262	/	2,421	/
	Of which: 1250% risk weight is applied	10,996	/	920	/

16	Market risk	2,939,149	/	235,131	/

17	Of which: standardized approach (SA)	1,567,039	/	125,363	/
18	Of which: internal model approaches (IMM)	1,372,110	/	109,768	/

19	Operational risk	3,285,870	/	262,869	/

20	Of which: basic indicator approach	608,277	/	48,662	/
21	Of which: standardized approach	—	/	—	/
22	Of which: advanced measurement approach	2,677,592	/	214,207	/

23	Exposures of specified items not subject to regulatory adjustments	946,938	/	77,668	/

	Amounts included in RWA subject to phase-out arrangements	—	/	—	/

24	Floor adjustment	—	/	—	/

25	Total (after applying the scaling factor)	60,240,051	/	4,819,204	/

Note:

We disclose the data for the second half of the fiscal year ending March 31, 2019 according to the New FSA Notice.

(B) Credit Risk-weighted Assets by Asset Class and Ratings Segment

	(Billions of yen)
	As of September 30, 2017			As of September 30, 2018
	EAD	RWA	Risk Weight (%)	EAD	RWA	Risk Weight (%)
Internal ratings-based approach	188,644.2	50,102.5	26.55	193,945.7	48,333.8	24.92

Corporate, etc.	163,110.6	30,839.0	18.90	168,638.0	30,272.7	17.95
Corporate (except specialized lending)	78,267.6	28,172.9	35.99	84,490.1	27,747.6	32.84
Ratings A1-B2	56,939.5	14,611.7	25.66	63,327.7	14,669.1	23.16
Ratings C1-D3	19,491.2	11,691.7	59.98	19,822.4	11,831.0	59.68
Ratings E1-E2	1,242.9	1,659.9	133.55	827.7	1,073.1	129.65
Ratings E2R-H1	593.9	209.5	35.28	512.2	174.2	34.01
Sovereign	79,046.8	1,097.1	1.38	77,614.4	896.5	1.15
Ratings A1-B2	78,923.2	1,018.9	1.29	77,500.9	813.1	1.04
Ratings C1-D3	123.2	77.5	62.96	113.3	83.2	73.47
Ratings E1-E2	0.3	0.5	143.05	0.2	0.1	56.74
Ratings E2R-H1	0.0	0.0	40.48	0.0	0.0	39.19
Bank	5,622.1	1,385.0	24.63	6,374.1	1,460.3	22.91
Ratings A1-B2	5,057.2	1,078.5	21.32	5,839.3	1,128.3	19.32
Ratings C1-D3	563.3	306.0	54.32	534.4	331.8	62.09
Ratings E1-E2	0.0	0.0	184.04	0.1	0.0	72.69
Ratings E2R-H1	1.4	0.4	29.54	0.2	0.0	29.94
Specialized lending	173.9	183.9	105.71	159.2	168.1	105.59
Retail	11,935.7	4,464.1	37.4	11,304.0	3,735.1	33.04
Residential mortgage	9,218.6	3,105.6	33.68	8,858.9	2,505.9	28.28
Qualifying revolving loan	654.7	435.1	66.46	657.6	508.5	77.32
Other retail	2,062.3	923.3	44.76	1,787.4	720.5	40.31
Equities	5,337.7	8,973.4	168.11	5,174.5	8,383.9	162.02
PD/LGD approach	4,221.3	5,367.5	127.15	4,213.9	5,266.7	124.98
Market-based approach	1,116.3	3,605.9	323.01	960.5	3,117.2	324.51
Regarded-method exposure	1,839.1	3,574.3	194.35	2,058.6	3,702.6	179.85
Securitizations	4,247.9	369.2	8.69	4,525.3	433.1	9.57
Others	2,173.0	1,882.3	86.62	2,245.0	1,806.3	80.45

Standardized approach	17,523.9	3,544.0	20.22	13,805.2	3,254.6	23.57

CVA risk	/	2,216.1	/	/	2,217.3	/

Central counterparty-related	/	219.5	/	/	209.2	/

Total	206,168.1	56,082.3	27.2	207,750.9	54,015.0	25.99

Note:

   “Specialized lending” is specialized lending exposure under supervisory slotting criteria.

<Reference> The following table sets forth information with respect to the definition of obligor ratings:

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1

Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.

E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

∎ Credit Risk

(1) Quantitative Disclosure on Credit Risk

Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures below.

(A) CR1: Credit Quality of Assets

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d
		Gross carrying values of
		Defaulted exposures	Non-defaulted exposures	Reserve	Net values (a+b-c)
	On-balance sheet exposures
1	Loans	560,796	78,277,208	215,070	78,622,934
2	Debt securities	4,698	26,834,507	—	26,839,206
3	Other on-balance sheet debt exposures	5,275	50,244,030	2,810	50,246,495

4	Total on-balance sheet exposures (1+2+3)	570,771	155,355,746	217,880	155,708,636

	Off-balance sheet exposures
5	Guarantees	18,376	5,945,316	23,767	5,939,925
6	Commitments	15,616	26,434,835	—	26,450,452

7	Total off-balance sheet exposures (5+6)	33,993	32,380,151	23,767	32,390,377

	Total

8	Total assets (4+7)	604,764	187,735,898	241,648	188,099,014

Notes:

1.	Other on-balance sheet debt exposures include deposits, call loans, bills purchased, other debt purchased, money held in trust and foreign exchange assets, etc.

2.	Defaulted exposures include restructured loans, loans past due for three months or more, loans to bankrupt borrowers and so on.

3.	Reserve corresponds to the amount of reserves for possible loan losses

(B) CR2: Changes in Defaulted Loans and Debt Securities

			(Millions of yen)
No.			Exposure
1	Defaulted loans and debt securities as of March 31, 2018		653,659
2	Breakdown of changes in loans and debt securities during this reporting period	Defaulted	72,124
3		Returned to non-defaulted status	46,073
4		Amounts written off	22,596
5		Other changes	(86,342)

6	Defaulted loans and debt securities as of September 30, 2018 (1+2-3-4+5)		570,771

Note:

Other changes corresponds to the amount of variation in defaulted exposures arising from debt recovery and additional credit to defaulted obligors, etc.

(2) Credit Risk under Internal Ratings-Based (IRB) Approach

(i) Quantitative Disclosure on Credit Risk under Internal Ratings-based Approach

(A) CR6: IRB–Credit Risk Exposures by Portfolio and PD Range

		(Millions of yen, %, number in the thousands, year)
		a	b	c	d	e	f	g	h	i	j	k	l
PD scale		Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions

		As of September 30, 2018
	Sovereign
1	0.00 to <0.15	66,102,098	467,936	78.11	67,863,464	0.00	0.3	38.00	1.5	664,156	0.97	900	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	26,107	1,474	75.00	7,940	0.27	0.0	37.97	3.8	4,439	55.91	8	/
4	0.50 to <0.75	6,284	—	—	5,833	0.50	0.0	35.49	3.4	3,664	62.81	10	/
5	0.75 to <2.50	128,826	5,111	75.00	85,064	1.24	0.0	37.97	1.3	60,186	70.75	402	/
6	2.50 to <10.00	69,790	6,574	75.00	1,877	3.21	0.0	37.97	3.2	2,210	117.76	22	/
7	10.00 to <100.00	18,114	—	—	191	15.16	0.0	5.30	3.9	53	27.88	1	/
8	100.00 (Default)	1,802	—	—	2	100.00	0.0	30.82	1.0	0	36.97	0	/

9	Sub-total	66,353,025	481,096	78.02	67,964,374	0.00	0.3	38.00	1.5	734,712	1.08	1,347	787

	Banks
1	0.00 to <0.15	3,606,369	843,108	68.47	4,618,831	0.06	0.3	37.47	1.5	788,903	17.08	1,098	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	140,336	38,272	71.62	167,096	0.27	0.0	34.76	1.5	55,296	33.09	149	/
4	0.50 to <0.75	92,297	22,242	54.12	99,739	0.50	0.0	36.64	1.7	52,737	52.87	179	/
5	0.75 to <2.50	227,774	42,464	69.49	240,074	1.12	0.0	37.07	1.1	175,765	73.21	999	/
6	2.50 to <10.00	23,274	13,728	72.61	14,083	3.16	0.0	42.03	1.7	16,730	118.78	186	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	265	—	—	265	100.00	0.0	96.57	5.0	75	28.24	250	/

9	Sub-total	4,090,317	959,816	68.37	5,140,091	0.14	0.5	37.36	1.5	1,089,508	21.19	2,864	1,673

	Corporate (except SME and specialized lending)
1	0.00 to <0.15	39,465,542	23,308,850	73.71	57,563,759	0.07	7.0	38.03	2.4	12,329,342	21.41	16,945	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	4,373,841	1,325,306	75.19	5,057,722	0.27	5.3	33.54	2.7	2,074,548	41.01	4,695	/
4	0.50 to <0.75	3,499,199	943,452	74.03	4,072,508	0.50	3.8	33.90	2.8	2,289,355	56.21	6,948	/
5	0.75 to <2.50	4,616,743	1,147,157	75.92	4,948,057	1.19	5.0	31.92	2.8	3,556,995	71.88	18,898	/
6	2.50 to <10.00	1,470,179	335,920	69.61	1,253,154	3.66	6.0	30.29	2.7	1,157,675	92.38	14,126	/
7	10.00 to <100.00	473,095	160,093	77.38	400,862	15.16	0.7	28.29	2.3	551,975	137.69	17,203	/
8	100.00 (Default)	346,619	27,415	73.89	345,218	100.00	0.5	40.03	2.2	107,016	30.99	129,650	/

9	Sub-total	54,245,221	27,248,196	73.85	73,641,283	0.80	28.5	36.91	2.5	22,066,910	29.96	208,468	121,792

	SME
1	0.00 to <0.15	86,027	53,668	73.10	122,125	0.10	0.0	32.19	3.1	24,804	20.31	38	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	601,492	29,485	71.95	612,641	0.27	3.1	25.19	2.8	163,263	26.64	427	/
4	0.50 to <0.75	643,451	16,959	71.32	636,153	0.50	3.4	22.87	3.1	201,174	31.62	732	/
5	0.75 to <2.50	1,310,885	45,293	74.58	1,301,707	1.20	5.9	21.50	3.4	540,949	41.55	3,466	/
6	2.50 to <10.00	449,935	18,866	79.68	442,031	3.30	2.7	20.65	3.8	234,136	52.96	3,078	/
7	10.00 to <100.00	157,157	5,157	74.51	153,317	15.16	0.7	18.78	3.1	121,803	79.44	4,369	/
8	100.00 (Default)	145,333	775	61.86	136,457	100.00	0.6	42.62	2.3	42,442	31.10	54,763	/

9	Sub-total	3,394,284	170,206	73.84	3,404,435	5.72	16.7	23.42	3.2	1,328,574	39.02	66,876	39,070

	Specialized Lending
1	0.00 to <0.15	2,600,569	305,192	76.56	2,414,041	0.09	0.4	35.28	4.3	756,824	31.35	819	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	400,392	185,609	78.26	432,729	0.27	0.0	39.64	4.2	265,989	61.46	474	/
4	0.50 to <0.75	222,812	99,798	74.62	242,831	0.50	0.0	38.78	4.0	185,663	76.45	473	/
5	0.75 to <2.50	400,411	92,648	75.08	321,920	0.97	0.0	38.15	4.5	316,881	98.43	1,191	/
6	2.50 to <10.00	79,164	7,794	76.51	39,764	4.16	0.0	36.76	4.6	54,069	135.97	615	/
7	10.00 to <100.00	42,410	1,400	93.96	9,800	15.16	0.0	37.97	3.9	19,729	201.31	564	/
8	100.00 (Default)	27,688	418	99.99	24,576	100.00	0.0	64.54	4.3	12,093	49.20	14,896	/

9	Sub-total	3,773,450	692,861	76.59	3,485,664	1.01	0.6	36.56	4.3	1,611,251	46.22	19,035	11,121

	Equities (PD/LGD approach)
1	0.00 to <0.15	3,682,099	115,548	100.00	3,797,647	0.05	1.0	90.00	5.0	3,956,333	104.17	/	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	/	/
3	0.25 to <0.50	95,148	—	—	95,148	0.27	0.4	90.00	5.0	150,572	158.25	/	/
4	0.50 to <0.75	39,354	—	—	39,354	0.50	0.3	90.00	5.0	80,497	204.54	/	/
5	0.75 to <2.50	105,586	—	—	105,586	1.25	0.2	90.00	5.0	291,781	276.34	/	/
6	2.50 to <10.00	12,058	—	—	12,058	4.06	0.0	90.00	5.0	46,523	385.81	/	/
7	10.00 to <100.00	943	—	—	943	15.16	0.0	90.00	5.0	6,318	669.85	/	/
8	100.00 (Default)	4,030	—	—	4,030	100.00	0.1	90.00	5.0	45,341	1,125.00	/	/

9	Sub-total	3,939,221	115,548	100.00	4,054,769	0.21	2.3	90.00	5.0	4,577,368	112.88	/	/

(-Continued)

		(Millions of yen, %, number in the thousands, year)
		a	b	c	d	e	f	g	h	i	j	k	l
PD scale		Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions

		As of September 30, 2018
	Purchased receivables (Corporate, etc.)–Default Risk Equivalent
1	0.00 to <0.15	1,900,286	635,299	75.19	2,371,285	0.07	0.6	38.29	2.1	431,196	18.18	720	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	128,441	61,875	76.44	175,739	0.27	0.1	37.93	2.0	70,720	40.24	184	/
4	0.50 to <0.75	146,916	20,555	81.80	163,730	0.50	0.1	37.86	1.8	85,199	52.03	311	/
5	0.75 to <2.50	84,293	40,154	78.62	115,867	1.13	0.0	37.97	1.9	84,432	72.87	499	/
6	2.50 to <10.00	13,609	—	—	13,047	3.40	0.0	37.96	2.5	14,622	112.07	168	/
7	10.00 to <100.00	436	19,048	75.73	14,862	15.16	0.0	37.97	1.0	25,939	174.53	855	/
8	100.00 (Default)	1,905	—	—	1,905	100.00	0.0	55.41	1.0	1,067	56.00	970	/

9	Sub-total	2,275,890	776,933	75.65	2,856,439	0.31	1.1	38.24	2.0	713,178	24.96	3,711	2,168

	Purchased receivables (Retail)–Default Risk Equivalent
1	0.00 to <0.15	—	—	—	—	—	—	—	—	—	—	—	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	—	—	—	—	—	—	—	—	—	—	—	/
4	0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—	/
5	0.75 to <2.50	87	—	—	87	2.12	0.0	42.69	1.0	49	55.82	0	/
6	2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—	/
7	10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—	/
8	100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—	/

9	Sub-total	87	—	—	87	2.12	0.0	42.69	1.0	49	55.82	0	0

	Purchased receivables (Dilution Risk Equivalent)
1	0.00 to <0.15	922,426	12,592	100.00	935,019	0.08	0.1	6.14	—	139,131	14.88	312	/
2	0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—	/
3	0.25 to <0.50	49,619	—	—	49,619	0.27	0.0	13.12	—	15,467	31.17	52	/
4	0.50 to <0.75	45,740	—	—	45,740	0.50	0.0	19.96	—	23,057	50.40	87	/
5	0.75 to <2.50	71,032	—	—	71,032	1.66	0.0	26.50	—	54,315	76.46	449	/
6	2.50 to <10.00	6,166	—	—	6,166	3.74	0.0	37.97	—	6,136	99.51	87	/
7	10.00 to <100.00	1,119	—	—	1,119	15.16	0.0	37.97	—	1,882	168.13	64	/
8	100.00 (Default)	4,940	—	—	4,940	100.00	0.0	49.24	—	2,560	51.83	2,227	/

9	Sub-total	1,101,045	12,592	100.00	1,113,638	0.69	0.1	8.72	—	242,552	21.78	3,280	/

	Retail–qualifying revolving retail exposures (QRRE)
1	0.00 to <0.15	—	—	—	—	—	—	—	/	—	—	—	/
2	0.15 to <0.25	—	—	—	31	0.18	0.4	77.41	/	2	7.82	0	/
3	0.25 to <0.50	—	—	—	70	0.35	2.0	78.04	/	9	13.14	0	/
4	0.50 to <0.75	—	—	—	—	—	—	—	/	—	—	—	/
5	0.75 to <2.50	241,806	873,575	14.80	371,125	2.31	479.3	78.03	/	207,006	55.77	6,708	/
6	2.50 to <10.00	171,763	895,589	8.24	245,510	4.08	1,841.3	78.04	/	200,242	81.56	7,825	/
7	10.00 to <100.00	33,971	16,943	37.26	40,284	18.45	118.8	78.04	/	72,007	178.74	5,800	/
8	100.00 (Default)	521	1,337	11.36	670	100.00	2.0	71.84	/	533	79.54	438	/

9	Sub-total	448,063	1,787,445	11.72	657,693	4.06	2,444.0	78.03	/	479,801	72.95	20,773	12,136

	Retail–Residential mortgage
1	0.00 to <0.15	1,587,493	—	—	1,621,320	0.07	123.8	29.13	/	89,974	5.54	361	/
2	0.15 to <0.25	1,403,767	—	—	1,405,418	0.19	90.5	31.43	/	176,710	12.57	883	/
3	0.25 to <0.50	2,073,588	—	—	2,078,207	0.35	145.1	33.14	/	420,958	20.25	2,460	/
4	0.50 to <0.75	1,921,100	94,608	97.90	1,971,708	0.67	178.3	36.00	/	673,648	34.16	4,718	/
5	0.75 to <2.50	1,595,251	743	100.00	1,597,278	1.12	122.3	36.04	/	768,886	48.13	6,385	/
6	2.50 to <10.00	80,452	3,072	100.00	84,070	9.60	7.2	37.36	/	140,223	166.79	3,015	/
7	10.00 to <100.00	29,884	2,332	100.00	32,229	48.13	3.1	39.78	/	61,705	191.45	6,179	/
8	100.00 (Default)	67,292	1,345	100.00	68,718	100.00	4.3	45.29	/	31,999	46.56	28,565	/

9	Sub-total	8,758,831	102,101	98.06	8,858,952	1.52	674.9	33.45	/	2,364,108	26.68	52,570	30,712

	Other retail
1	0.00 to <0.15	21	—	—	280,380	0.05	38.8	43.49	/	18,105	6.45	71	/
2	0.15 to <0.25	8	—	—	54,272	0.17	4.3	43.08	/	8,740	16.10	41	/
3	0.25 to <0.50	119,038	27	100.00	135,414	0.34	4.5	46.57	/	36,665	27.07	220	/
4	0.50 to <0.75	185,818	572	75.15	184,617	0.69	70.0	26.63	/	40,919	22.16	322	/
5	0.75 to <2.50	932,959	3,515	79.07	864,854	1.39	24.7	51.23	/	471,471	54.51	5,437	/
6	2.50 to <10.00	375,436	1,936	66.77	164,544	6.32	10.4	19.74	/	48,416	29.42	1,781	/
7	10.00 to <100.00	92,135	9,564	53.10	47,419	18.26	11.4	31.50	/	30,984	65.34	3,012	/
8	100.00 (Default)	69,080	2,701	90.54	55,052	100.00	2.8	43.88	/	24,155	43.87	22,226	/

9	Sub-total	1,774,499	18,317	65.81	1,786,555	4.93	167.2	43.22	/	679,460	38.03	33,114	19,346

Total (all portfolios)		150,153,939	32,365,116	70.60	172,963,985	0.64	3,336.7	38.16	2.10	35,887,475	20.67	412,043	238,808

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	On-balance sheet exposures, pre-CCF and pre- CRM off-balance sheet exposures, and the average CCF are allocated to the PD ranges based on pre- CRM PD estimates.

3.	The number of credits is disclosed as the number of data of obligors for QRRE, residential mortgage and other retail excluding credit for business purpose.

(B) CR10: IRB -Specialized Lending under the Slotting Criteria Approach and Equity Exposures under the Market-based Approach etc.

(Millions of yen, %)

As of September 30, 2018
a	b	c	d	e	f	g	h	i	j	k	l
Specialized lending under slotting criteria approach
Other than HVCRE
	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	RW	Exposure amount					RWA	Expected losses

Regulatory categories					P F	O F	C F	I P R E	Total
Strong	Less than 2.5 years	—	—	50%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	24,962	—	70%	—	24,962	—	—	24,962	17,473	99
Good	Less than 2.5 years	—	—	70%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	—	—	90%	—	—	—	—	—	—	—
Satisfactory		3,255	—	115%	—	3,260	—	—	3,260	3,749	91
Weak		10,884	—	250%	—	11,045	—	—	11,045	27,614	883
Default		3,081	—	—	—	9,312	—	—	9,312	—	4,656

Total		42,183	—	—	—	48,581	—	—	48,581	48,837	5,731

HVCRE
Regulatory categories	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	RW					Exposure amount	RWA	Expected losses
Strong	Less than 2.5 years	6,299	—	70%					6,299	4,409	25
	Equal to or more than 2.5 years	59,337	26,856	95%					79,483	75,509	317
Good	Less than 2.5 years	9	—	95%					9	9	0
	Equal to or more than 2.5 years	21,384	3,970	120%					24,385	29,263	97
Satisfactory		—	—	140%					—	—	—
Weak		—	—	250%					—	—	—
Default		—	—	—					—	—	—

Total		87,031	30,826	—					110,178	109,191	440

Equity exposures under the market-based approach etc.
Equity exposures under the market-based approach
Categories		On- balance sheet amount	Off- balance sheet amount	RW					Exposure amount	RWA

Exchange-traded equity exposures		872,252	22,143	300%					894,395	2,683,187
Private equity exposures		60,140	1,733	400%					61,440	245,761
Other equity exposures		—	—	—					—	—

Total		932,392	23,877	—					955,836	2,928,949

Equity exposures to which a risk weight of 100% is applied
Equity exposures to which a risk weight of 100% is applied		4,528	—	100%					4,528	4,528

Notes:

1.	Counterparty credit risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures above.

2.	PF, OF, CF and IPRE respectively stand for project finance, object finance, commodity finance and income-producing real estate.

(C) Credit RWA Exposures under Regarded-method

(Millions of yen)
As of September 30, 2018
Ending balance	2,058,655

(3) Credit Risk under Standardized Approach

(i) Quantitative disclosure on credit risk under standardized approach

(A) CR5: Standardized Approach–Exposures by Asset Classes and Risk Weights

			(Millions of yen)
			As of September 30, 2018
			a	b	c	d	e	f	g	h	i	j	k
			Credit exposures amount (post CCF and post-CRM)
Asset classes		Risk weight	0%	10%	20%	35%	50%	75%	100%	150%	250%	1,250%	Total

1	Cash		10,201	—	—	—	—	—	—	—	—	—	10,201
2	Japanese sovereigns and Bank of Japan		8,487,594	—	—	—	—	—	—	—	—	—	8,487,594
3	Foreign central sovereigns and central banks		59,051	—	38,912	—	108,388	—	41,517	—	—	—	247,870
4	Bank for International Settlements, etc.		—	—	—	—	—	—	—	—	—	—	—
5	Japanese non-central governmental PSEs		45,808	—	—	—	—	—	—	—	—	—	45,808
6	Non-central governmental PSEs other than foreign central sovereigns, etc.		—	—	8,767	—	0	—	15	—	—	—	8,783
7	International development banks		2,821	—	—	—	—	—	—	—	—	—	2,821
8	Japan Finance Organization for Municipalities		—	36,000	—	—	—	—	—	—	—	—	36,000
9	Japanese government institutions		—	566,186	—	—	—	—	—	—	—	—	566,186
10	Three regional public sectors of Japan		—	—	—	—	—	—	—	—	—	—	—
11	Financial institutions and business operators conducting the type I financial instruments business		—	—	463,086	—	33,647	—	90,703	—	—	—	587,438
12	Corporates, etc.		—	—	—	—	—	—	1,416,382	—	—	—	1,416,382
13	Regulatory retail portfolios and individuals		—	—	—	—	—	—	—	—	—	—	—
14	Mortgage housing loan		—	—	—	—	—	—	—	—	—	—	—
15	Real estate acquisition business, etc.		—	—	—	—	—	—	—	—	—	—	—
16	Claims past due for 3 months or more (excluding mortgage housing loan)		—	—	—	—	85	—	12	25	—	—	123
17	Claims past due for 3 months or more regarding mortgage housing loan		—	—	—	—	—	—	—	—	—	—	—
18	Bills in process of collection		—	—	—	—	—	—	—	—	—	—	—
19	With guarantee of Credit Guarantee Corporations, etc.		—	—	—	—	—	—	—	—	—	—	—
20	With guarantee of Regional Economy Vitalization Corporation of Japan		—	—	—	—	—	—	—	—	—	—	—
21	Investments, etc. (excluding significant investments)		—	—	—	—	—	—	—	—	—	—	—

22	Total		8,605,476	602,186	510,767	—	142,122	—	1,548,631	25	—	—	11,409,210

Note:

Counterparty credit risk exposures, credit risk related to securitization transactions, and exposures which are underlaid with the plural number of assets and transactions are excluded from the amount of credit risk exposures above.

(B) Exposures which are underlaid with the plural number of assets and transactions and cannot be judged the risk weights directly in the institutions that adopt The Standardized Approach

(Millions of yen)
As of September 30, 2018
Ending balance	—

(4) Credit Risk Mitigation Techniques

(i) Quantitative Disclosure on Credit Risk Mitigation Techniques

Counterparty risk exposures, securitization exposures, and regarded-method exposures are excluded from the amount of credit risk exposures below.

(A) CR3: Credit Risk Mitigation Techniques–Overview

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e
		Exposures unsecured	Exposures secured	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
1	Loans	61,823,877	16,799,056	6,081,367	7,390,764	5,162
2	Debt securities	26,303,832	535,373	198,610	267,613	—
3	Other on balance debt assets	50,137,483	109,012	2,843	105,593	—

4	Total (1+2+3)	138,265,193	17,443,443	6,282,820	7,763,971	5,162

5	Of which defaulted	174,020	278,197	117,123	52,746	—

Notes:

1.	Other on-balance debt assets include deposits, call loans, bills purchased, monetary claims bought, money held in trust, and foreign exchange assets, etc.

2.	Defaulted exposures include restructured loans, loans past due for three months or more, loans to bankrupt borrowers and so on.

(B) CR4: Standardized Approach–Credit Risk Exposure and Credit Risk Mitigation (CRM) Effects

		(Millions of yen, except percentages)
		As of September 30, 2018
		a	b	c	d	e	f
		Exposures before CCF and CRM		Exposures post-CCF and CRM
Asset classes		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA density

1	Cash	10,201	—	10,201	—	—	0.00
2	Japanese sovereigns and Bank of Japan	8,487,594	—	8,487,594	—	—	0.00
3	Foreign central sovereigns and central banks	247,870	—	247,870	—	103,494	41.75
4	Bank for International Settlements, etc.	—	—	—	—	—	—
5	Japanese non-central governmental PSEs	45,808	—	45,808	—	—	0.00
6	Non-central governmental PSEs other than foreign central sovereigns, etc.	8,783	—	8,783	—	1,769	20.14
7	International development banks	2,821	—	2,821	—	—	0.00
8	Japan finance organization for municipalities	36,000	—	36,000	—	3,600	10.00
9	Japanese government institutions	566,186	—	566,186	—	21,569	3.80
10	Three regional public sectors of Japan	—	—	—	—	—	—
11	Financial institutions and business operators conducting the type I financial instruments business	593,045	759	587,058	379	200,144	34.07
12	Corporates, etc.	1,208,648	263,808	1,208,634	207,748	1,416,326	99.99
13	Regulatory retail portfolios and individuals	—	—	—	—	—	—
14	Mortgage housing loan	—	—	—	—	—	—
15	Real estate acquisition business, etc.	—	—	—	—	—	—
16	Loans past due for 3 months or more (excluding mortgage housing loan)	123	—	123	—	93	75.72
17	Loans past due for 3 months or more regarding mortgage housing loan	—	—	—	—	—	—
18	Bills in process of collection	—	—	—	—	—	—
19	With guarantee of Credit Guarantee Corporation, etc.	—	—	—	—	—	—
20	With guarantee of Regional Economy Vitalization Corporation of Japan	—	—	—	—	—	—
21	Investments, etc. (excluding significant investments)	—	—	—	—	—	—

22	Total	11,207,083	264,567	11,201,082	208,128	1,746,997	15.31

(C) CR7: IRB–Effect on RWA of Credit Derivatives Used as CRM Techniques

		(Millions of yen)
		As of September 30, 2018
		a	b
Portfolios		Pre-credit derivatives RWA	Actual RWA

1	Sovereign–FIRB	—	—
2	Sovereign–AIRB	611,652	611,652
3	Banks–FIRB	—	—
4	Banks–AIRB	1,028,501	1,028,501
5	Corporate (except Specialized lending)–FIRB	—	—
6	Corporate (except Specialized lending)–AIRB	23,483,705	23,481,461
7	Specialized lending–FIRB	—	—
8	Specialized lending–AIRB	1,867,370	1,867,370
9	Retail–qualifying revolving retail exposures (QRRE)	479,801	479,801
10	Retail–residential mortgage exposures	2,364,108	2,364,108
11	Other retail exposures	679,460	679,460
12	Equity–FIRB	—	—
13	Equity–AIRB	4,586,769	4,586,769
14	Purchased receivables–FIRB	—	—
15	Purchased receivables–AIRB	955,779	955,779

16	Total	36,057,149	36,054,905

∎ Counterparty Credit Risk

(1) Quantitative Disclosure on Counterparty Credit Risk

(A) CCR1: Analysis of Counterparty Credit risk (CCR) Exposure by Approach

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e	f
		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA
1	SA-CCR	—	—	/	1.4	—	—
	Current Exposure Method	279,700	256,537	/	/	506,701	191,124
2	Internal Model Method	/	/	1,739,752	1.4	2,435,654	785,753
3	Simple Approach for credit risk mitigation	/	/	/	/	337,612	41,269
4	Comprehensive Approach for credit risk mitigation	/	/	/	/	10,489,748	779,346
5	VAR for SFTs	/	/	/	/	—	—

6	Total	/	/	/	/	/	1,797,493

(B) CCR2: Credit Valuation Adjustment (CVA) Capital Charge

(Millions of yen)
As of September 30, 2018
		a	b
		EAD post-CRM	RWA
1	Total portfolios subject to the Advanced CVA capital charge	—	—
2	(i) VAR component (including the 3×multiplier)	/	—
3	(ii) Stressed VAR component (including the 3×multiplier)	/	—

4	All portfolios subject to the Standardized CVA capital charge	3,298,716	2,217,316

5	Total subject to the CVA capital charge	3,298,716	2,217,316

(C) CCR3: Standardized Approach–CCR Exposures by Regulatory Portfolio and Risk Weights

			(Millions of yen)
			As of September 30, 2018
			a	b	c	d	e	f	g	h	i
			Credit exposures amount (post CCF and post-CRM)
Regulatory portfolio		Risk weight	0%	10%	20%	50%	75%	100%	150%	Other	Total

1	Japanese sovereigns and Bank of Japan		314,775	—	—	—	—	—	—	—	314,775
2	Foreign central sovereigns and central banks		1,879	—	1,513	752	—	328	—	—	4,473
3	Bank for International Settlements, etc.		—	—	—	—	—	—	—	—	—
4	Japanese non-central governmental PSEs		—	—	—	—	—	—	—	—	—
5	Non-central governmental PSEs other than foreign central sovereigns, etc.		—	—	22,178	767	—	24	—	—	22,970
6	International development banks		7,246	—	—	—	—	—	—	—	7,246
7	Japan Finance Organization for Municipalities		—	—	—	—	—	—	—	—	—
8	Japanese government institutions		—	944	—	—	—	—	—	—	944
9	Three regional public sectors of Japan		—	—	—	—	—	—	—	—	—
10	Financial institutions and business operators conducting the type I financial instruments business		—	—	601,343	22,187	—	42,919	—	—	666,450
11	Corporates, etc.		—	—	—	—	—	770,037	—	—	770,037
12	Regulatory retail portfolios and individuals		—	—	—	—	—	—	—	—	—
13	Other assets		—	—	—	—	—	—	—	—	—

14	Total		323,901	944	625,036	23,706	—	813,310	—	—	1,786,899

(D) CCR4: IRB–CCR Exposures by Portfolio and PD Scale

		(Millions of yen, %, number in the thousands, year)
		As of September 30, 2018
		a	b	c	d	e	f	g
PD scale		EAD post-CRM	Average PD	Number of counterparty	Average LGD	Average maturity	RWA	RWA density

	Sovereign
1	0.00 to <0.15	9,264,162	0.00	0.0	37.97	4.6	53,572	0.57
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	349	0.27	0.0	37.97	2.9	167	47.98
4	0.50 to <0.75	18	0.50	0.0	37.97	4.7	14	81.23
5	0.75 to <2.50	3,617	0.92	0.0	37.97	4.7	3,576	98.88
6	2.50 to <10.00	83	3.13	0.0	37.97	1.4	82	98.45
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	9,268,230	0.00	0.0	37.97	4.6	57,414	0.61

	Banks
1	0.00 to <0.15	1,195,225	0.06	0.3	37.97	2.2	269,621	22.55
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	19,141	0.27	0.0	37.97	1.1	8,239	43.04
4	0.50 to <0.75	2,901	0.50	0.0	37.90	3.8	2,650	91.33
5	0.75 to <2.50	99	1.08	0.0	36.74	1.0	65	66.06
6	2.50 to <10.00	4,462	3.13	0.0	37.97	0.8	4,116	92.25
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	1,221,830	0.07	0.4	37.96	2.2	284,692	23.30

	Corporate
1	0.00 to <0.15	1,056,522	0.07	2.4	37.85	3.2	274,198	25.95
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	60,313	0.27	1.2	34.63	2.6	24,751	41.03
4	0.50 to <0.75	29,267	0.50	1.0	34.34	2.3	15,157	51.79
5	0.75 to <2.50	39,562	1.19	1.2	33.82	2.9	30,049	75.95
6	2.50 to <10.00	12,772	3.66	0.4	33.24	2.6	12,916	101.12
7	10.00 to <100.00	2,449	15.16	0.1	32.49	2.1	3,852	157.27
8	100.00 (Default)	1,174	100.00	0.1	41.51	3.2	289	24.67

9	Sub-total	1,202,062	0.29	6.6	37.41	3.2	361,216	30.04

(-Continued)

		As of September 30, 2018
		a	b	c	d	e	f	g
PD scale		EAD post-CRM	Average PD	Number of counterparty	Average LGD	Average maturity	RWA	RWA density
	SME
1	0.00 to <0.15	699	0.10	0.0	24.09	2.7	72	10.40
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	5,571	0.27	0.6	20.94	3.2	1,292	23.19
4	0.50 to <0.75	3,684	0.50	0.6	23.38	3.2	1,294	35.12
5	0.75 to <2.50	8,010	1.16	1.0	22.54	3.4	3,629	45.31
6	2.50 to <10.00	3,737	3.18	0.3	22.17	3.9	2,135	57.12
7	10.00 to <100.00	643	15.16	0.0	27.25	3.0	762	118.50
8	100.00 (Default)	441	100.00	0.0	40.44	3.5	91	20.70

9	Sub-total	22,788	3.44	2.7	22.75	3.4	9,278	40.71

	Specialized Lending
1	0.00 to <0.15	184,823	0.11	0.2	39.90	4.5	75,328	40.75
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	35,721	0.27	0.0	38.53	4.6	22,589	63.23
4	0.50 to <0.75	15,134	0.50	0.0	37.97	4.0	11,205	74.03
5	0.75 to <2.50	27,293	1.03	0.0	37.97	4.2	26,187	95.94
6	2.50 to <10.00	649	4.41	0.0	37.97	3.4	848	130.76
7	10.00 to <100.00	493	15.16	0.0	37.97	5.0	1,039	210.61
8	100.00 (Default)	2,489	100.00	0.0	55.78	4.9	1,387	55.74

9	Sub-total	266,605	1.22	0.3	39.55	4.5	138,587	51.98

	Purchased receivables
1	0.00 to <0.15	—	—	—	—	—	—	—
2	0.15 to <0.25	—	—	—	—	—	—	—
3	0.25 to <0.50	—	—	—	—	—	—	—
4	0.50 to <0.75	—	—	—	—	—	—	—
5	0.75 to <2.50	—	—	—	—	—	—	—
6	2.50 to <10.00	—	—	—	—	—	—	—
7	10.00 to <100.00	—	—	—	—	—	—	—
8	100.00 (Default)	—	—	—	—	—	—	—

9	Sub-total	—	—	—	—	—	—	—

	Retails
1	0.00 to <0.15	—	—	—	—	/	—	—
2	0.15 to <0.25	—	—	—	—	/	—	—
3	0.25 to <0.50	—	—	—	—	/	—	—
4	0.50 to <0.75	—	—	—	—	/	—	—
5	0.75 to <2.50	732	1.92	0.8	27.68	/	259	35.43
6	2.50 to <10.00	8	4.03	0.0	4.41	/	0	6.37
7	10.00 to <100.00	30	16.20	0.0	16.59	/	9	31.42
8	100.00 (Default)	2	100.00	0.0	39.11	/	1	41.47

9	Sub-total	774	2.87	0.9	27.03	/	270	34.97

Total (all portfolios)		11,982,292	0.07	11.1	37.92	4.2	851,459	7.10

(E) CCR5: Composition of Collateral for CCR Exposure

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e	f
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral	Fair value of posted
		Segregated	Unsegregated	Segregated	Unsegregated	received	collateral
1	Cash–domestic currency	2,909	625,510	4,150	789,785	2,189,898	2,695,496
2	Cash–other currencies	323,427	364,363	225,453	460,906	17,140,277	10,008,014
3	Domestic sovereign debt	43,261	364,529	153,714	339,703	2,228,480	3,041,321
4	Other sovereign debt	108,945	80,510	275,280	125,062	8,074,718	13,967,205
5	Government agency debt	1,182	—	464	—	107,959	88,128
6	Corporate bonds	2,248	17,621	2,137	12,379	1,161,719	1,766,822
7	Equity securities	—	402,080	—	137,116	1,592,626	1,502,763
8	Other collateral	—	3,105	—	—	21,869	363,831

9	Total	481,975	1,857,721	661,201	1,864,955	32,517,551	33,433,583

(F) CCR6: Credit Derivatives Exposures

		(Millions of yen)
		As of September 30, 2018
		a	b
		Protection bought	Protection sold
	Notionals
1	Single-name credit default swaps	1,157,568	1,183,797
2	Index credit default swaps	309,609	236,353
3	Total return swaps	4,543	11,358
4	Credit options	—	—
5	Other credit derivatives	1,100	—
6	Total notionals	1,472,821	1,431,508

	Fair values
7	Positive fair value (asset)	2,769	17,589
8	Negative fair value (liability)	(16,171)	(1,936)
(G) CCR8: Exposures to Central Counterparties
		(Millions of yen)
		As of September 30, 2018
		a	b
		EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)	/	209,223
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	882,138	4,146
3	(i) OTC derivatives	467,271	473
4	(ii) Exchange-traded derivatives	110,113	2,509
5	(iii) Securities financing transactions	304,753	1,163
6	(iv) Netting sets where cross-product netting has been approved	—	—
7	Segregated initial margin	111,076	/
8	Non-segregated initial margin	523,405	10,913
9	Pre-funded default fund contributions	332,180	176,936
10	Unfunded default fund contributions	36,459	17,226
11	Exposures to non-QCCPs (total)	/	—
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	—	—
13	(i) OTC derivatives	—	—
14	(ii) Exchange-traded derivatives	—	—
15	(iii) Securities financing transactions	—	—
16	(iv) Netting sets where cross-product netting has been approved	—	—
17	Segregated initial margin	—	/
18	Non-segregated initial margin	—	—
19	Pre-funded default fund contributions	—	—
20	Unfunded default fund contributions	—	—

∎ Securitization Exposures

(1) Quantitative Disclosure on Securitization Exposures

(A) SEC1: Securitization Exposures in the Banking Book by Type of Underlying Assets

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e	f	g	h	i
		Bank acts as originator			Bank acts as sponsor			Banks acts as investor
	type of underlying assets	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
1	Retail (total)–of which	0	—	0	993,792	—	993,792	1,684,784	—	1,684,784
2	residential mortgage	0	—	0	—	—	—	823,311	—	823,311
3	credit card	—	—	—	295,700	—	295,700	86,699	—	86,699
4	other retail exposures	—	—	—	698,091	—	698,091	774,772	—	774,772
5	re-securitization	—	—	—	—	—	—	—	—	—
6	Wholesale (total)–of which	25,767	538,309	564,077	160,855	—	160,855	1,138,283	—	1,138,283
7	loans to corporates	25,767	538,309	564,077	—	—	—	549,630	—	549,630
8	commercial mortgage	—	—	—	—	—	—	189	—	189
9	lease and receivables	—	—	—	160,855	—	160,855	480,277	—	480,277
10	other wholesale	—	—	—	—	—	—	108,186	—	108,186
11	re-securitization	—	—	—	—	—	—	—	—	—

(B) SEC2: Securitization Exposures in the Trading Book by Type of Underlying Assets
		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e	f	g	h	i
		Bank acts as originator			Bank acts as sponsor			Banks acts as investor
	type of underlying assets	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
1	Retail (total)–of which	—	—	—	—	—	—	10,115	—	10,115
2	residential mortgage	—	—	—	—	—	—	8,401	—	8,401
3	credit card	—	—	—	—	—	—	—	—	—
4	other retail exposures	—	—	—	—	—	—	1,713	—	1,713
5	re-securitization	—	—	—	—	—	—	0	—	0
6	Wholesale (total)–of which	—	—	—	—	—	—	10,506	—	10,506
7	loans to corporates	—	—	—	—	—	—	9,534	—	9,534
8	commercial mortgage	—	—	—	—	—	—	—	—	—
9	lease and receivables	—	—	—	—	—	—	971	—	971
10	other wholesale	—	—	—	—	—	—	—	—	—
11	re-securitization	—	—	—	—	—	—	—	—	—

(C) SEC3: Securitization Exposures in the Banking Book and Associated Regulatory Capital Requirements–Bank Acting as Originator or as Sponsor

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e	f	g	h
		Total exposures	Traditional securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	1,612,396	1,098,459	1,098,459	951,670	146,788	—	—	—
2	>20% to 50% RW	39,962	39,962	39,962	1,428	38,534	—	—	—
3	>50% to 100% RW	41,258	41,258	41,258	40,692	565	—	—	—
4	>100% to <1250% RW	24,427	734	734	—	734	—	—	—
5	1250% RW	680	—	—	—	—	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	139,336	139,336	139,336	138,640	696	—	—	—
7	IRB SFA	1,578,708	1,041,078	1,041,078	855,151	185,927	—	—	—
8	SA/SSFA	—	—	—	—	—	—	—	—
9	1250%	680	—	—	—	—	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	11,558	11,558	11,558	11,474	83	—	—	—
11	IRB SFA	170,859	124,361	124,361	97,851	26,510	—	—	—
12	SA/SSFA	—	—	—	—	—	—	—	—
13	1250%	8,500	—	—	—	—	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	980	980	980	973	7	—	—	—
15	IRB SFA	14,488	10,545	10,545	8,297	2,248	—	—	—
16	SA/SSFA	—	—	—	—	—	—	—	—
17	1250%	720	—	—	—	—	—	—	—

		As of September 30, 2018
		i	j	k	l	m	n	o
		Synthetic securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	513,936	513,936	—	513,936	—	—	—
2	>20% to 50% RW	—	—	—	—	—	—	—
3	>50% to 100% RW	—	—	—	—	—	—	—
4	>100% to <1250% RW	23,692	23,692	—	23,692	—	—	—
5	1250% RW	680	680	—	680	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	—	—	—	—	—	—	—
7	IRB SFA	537,629	537,629	—	537,629	—	—	—
8	SA/SSFA	—	—	—	—	—	—	—
9	1250%	680	680	—	680	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	—	—	—	—	—	—	—
11	IRB SFA	46,498	46,498	—	46,498	—	—	—
12	SA/SSFA	—	—	—	—	—	—	—
13	1250%	8,500	8,500	—	8,500	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	—	—	—	—	—	—	—
15	IRB SFA	3,943	3,943	—	3,943	—	—	—
16	SA/SSFA	—	—	—	—	—	—	—
17	1250%	720	720	—	720	—	—	—

(D) SEC4: Securitization Exposures in the Banking Book and Associated Regulatory Capital Requirements–Bank Acting as Investor

		(Millions of yen)
		As of September 30, 2018
		a	b	c	d	e	f	g	h
		Total exposures	Traditional securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	2,756,702	2,756,702	2,756,702	1,663,190	1,093,512	—	—	—
2	>20% to 50% RW	46,328	46,328	46,328	21,594	24,734	—	—	—
3	>50% to 100% RW	10,499	10,499	10,499	—	10,499	—	—	—
4	>100% to <1250% RW	9,337	9,337	9,337	—	9,337	—	—	—
5	1250% RW	199	199	199	0	199	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	1,468,602	1,468,602	1,468,602	875,596	593,005	—	—	—
7	IRB SFA	1,338,025	1,338,025	1,338,025	809,088	528,937	—	—	—
8	SA/SSFA	16,240	16,240	16,240	100	16,140	—	—	—
9	1250%	199	199	199	0	199	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	104,871	104,871	104,871	63,281	41,590	—	—	—
11	IRB SFA	112,819	112,819	112,819	59,556	53,262	—	—	—
12	SA/SSFA	30,262	30,262	30,262	20	30,242	—	—	—
13	1250%	2,496	2,496	2,496	0	2,496	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	8,893	8,893	8,893	5,366	3,526	—	—	—
15	IRB SFA	9,567	9,567	9,567	5,050	4,516	—	—	—
16	SA/SSFA	2,421	2,421	2,421	1	2,419	—	—	—
17	1250%	199	199	199	0	199	—	—	—

		As of September 30, 2018
		i	j	k	l	m	n	o
		Synthetic securitization	Of which securitization	Of which retail underlying	Of which wholesale	Of which re-securitization	Of which senior	Of which non-senior
	Exposure values (by RW bands)
1	≤20% RW	—	—	—	—	—	—	—
2	>20% to 50% RW	—	—	—	—	—	—	—
3	>50% to 100% RW	—	—	—	—	—	—	—
4	>100% to <1250% RW	—	—	—	—	—	—	—
5	1250% RW	—	—	—	—	—	—	—
	Exposure values (by regulatory approach)
6	IRB RBA (including IAA)	—	—	—	—	—	—	—
7	IRB SFA	—	—	—	—	—	—	—
8	SA/SSFA	—	—	—	—	—	—	—
9	1250%	—	—	—	—	—	—	—
	RWA (by regulatory approach)
10	IRB RBA (including IAA)	—	—	—	—	—	—	—
11	IRB SFA	—	—	—	—	—	—	—
12	SA/SSFA	—	—	—	—	—	—	—
13	1250%	—	—	—	—	—	—	—
	Capital charge after cap
14	IRB RBA (including IAA)	—	—	—	—	—	—	—
15	IRB SFA	—	—	—	—	—	—	—
16	SA/SSFA	—	—	—	—	—	—	—
17	1250%	—	—	—	—	—	—	—

⬛ Market Risk

(1) Trading Activities

(A) MR1 : Market risk under standardized approach

		(Millions of yen)
		As of September 30, 2018
No.		RWA (Risk equivalent / 8%)
1	Interest rate risk (general and specific)	472,357
2	Equity risk (general and specific)	600,674
3	Foreign exchange risk	112,048
4	Commodity risk	203,056
	Options
5	Simplified approach	—
6	Delta-plus method	58,424
7	Scenario approach	—
8	Securitization	120,477

9	Total	1,567,039

(B) MR3 : IMA values for trading portfolios
		(Millions of yen)
No.		As of September 30, 2018
	VAR (10 day 99%)
1	Maximum value	13,771
2	Average value	7,465
3	Minimum value	4,800
4	Period end	9,783
	Stressed VAR (10 day 99%)
5	Maximum value	40,186
6	Average value	22,684
7	Minimum value	15,557
8	Period end	28,024
	Incremental Risk Charge (99.9%)
9	Maximum value	—
10	Average value	—
11	Minimum value	—
12	Period end	—
	Comprehensive Risk Capital Charge (99.9%)
13	Maximum value	—
14	Average value	—
15	Minimum value	—
16	Period end	—
17	Floor (standardized measurement method)	—

Notes:

1.	The historical simulation method is used for the calculation of VAR and stressed VAR under the Internal Models Approach.

2.	VAR is measured based on the observation period of 3 years (801 business days), a 99% confidence interval and a 1-day holding period. This 1-day VAR is scaled up to 10-business day VAR using the square-root-of-time (ÖT) rule. We update historical data on a daily basis, in principle, and do not weight such data. When re-pricing instruments, we use the full revaluation method, a sensitivity-based approach and the like. We consider change width or rate as market volatility of risk factors according to product attributes.

3.	When measuring stressed VAR, the same measurement approach as VAR is used except for the observation period of 1 year (265 business days). As a stressed period, we select a period which has an adequate length of time and is considered the most stressful under a certain set of criteria established based on the most recent portfolio.

4.	When applying the internal model, we regularly verify the preconditions used for VAR measurement.

(C) MR4 : Back testing results of IMA

Note:

In the past 250 business days, the number of times loss exceeded VAR was 0, and the VAR model (one-tailed confidence level of 99%) is considered to have sufficient accuracy.

(2) Banking Activities

(D) IRRBB1 : Interest rate risk

		(Millions of yen)
		a	b	c	d
		Δ EVE		Δ NII
No.		As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017

1	Parallel up	807,937	/	(274,294)	/
2	Parallel down	0	/	376,514	/
3	Steepener	401,997	/	/	/
4	Flattener	99,613	/	/	/
5	Short rate up	331,967	/	/	/
6	Short rate down	82,399	/	/	/
7	Maximum	807,937	/	376,514	/

		e		f
		As of September 30, 2018		As of September 30, 2017
8	Tier1 capital	9,434,893		/

Notes:

1.	Decreased economic values and interest income are shown as positive values.

2.	As for some of those current deposits and ordinary deposits whose interest rates are not changed at predetermined intervals and from which depositors can withdraw money as desired on demand, we measure the interest rate risk associated with such deposits by applying an appropriate method after recognizing them as core deposits. The average repricing maturities are 0.8 years for yen deposits and 0.2 years for dollar deposits respectively. The longest repricing maturities are 10.0 years for yen deposits and 5.0 years for dollar deposits respectively. We measure interest rate risk associated with term deposits and loans in an appropriate manner by estimating their early redemption rates based on their historical prepayment and cancellation data.

3.	When aggregating the respective Δ EVE of multiple currencies, we use the internal model that estimates the correlations between the key currencies based on historical data. When aggregating the respective Δ NII of multiple currencies, we simply add their respective Δ NII.

4.	For the calculation of Δ EVE and Δ NII, we set an appropriate interest rate and spread according to a certain discount rate and reference rate.

5.	When making the calculations above, we use regulatory defined preconditions including an interest rate shock scenario.

⬛ Composition of Leverage Ratio

						(Millions of yen, except percentage)
Corresponding line # on Basel III disclosure template (Table 2)		Corresponding line # on Basel III disclosure template (Table 1)	Item			As of September 30, 2017	As of September 30, 2018
On-balance sheet exposures				(1)
1			On-balance sheet exposures before deducting adjustment items			182,640,998	180,859,345
	1a	1	Total assets reported in the consolidated balance sheet			209,509,243	207,560,759
	1b	2	The amount of assets of subsidiaries that are not included in the scope of the leverage ratio on a consolidated basis (-)			—	—
	1c	7	The amount of assets of subsidiaries that are included in the scope of the leverage ratio on a consolidated basis (except those included in the total assets reported in the consolidated balance sheet)			—	—
	1d	3	The amount of assets that are deducted from the total assets reported in the consolidated balance sheet (except adjustment items) (-)			26,868,245	26,701,414
2		7	The amount of adjustment items pertaining to Tier1 capital (-)			1,274,312	1,703,252
3			Total on-balance sheet exposures	(a	)	181,366,686	179,156,092
Exposures related to derivative transactions				(2)
4			Replacement cost associated with derivatives transactions, etc.			2,354,979	2,598,990
5			Add-on amount associated with derivatives transactions, etc.			6,312,801	7,139,889
			The amount of receivables arising from providing cash margin in relation to derivatives transactions, etc.			1,247,364	901,979
6			The amount of receivables arising from providing cash margin, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework			210,650	129,496
7			The amount of deductions of receivables (out of those arising from providing cash variation margin) (-)			—	—
8			The amount of client-cleared trade exposures for which a bank holding company acting as a clearing member is not obliged to make any indemnification (-)			/	/
9			Adjusted effective notional amount of written credit derivatives			1,689,443	1,437,266
10			The amount of deductions from effective notional amount of written credit derivatives (-)			1,565,307	1,304,158
11		4	Total exposures related to derivative transactions	(b	)	10,249,931	10,903,464
Exposures related to repo transactions				(3)
12			The amount of assets related to repo transactions, etc			12,993,856	12,984,658
13			The amount of deductions from the assets above (line 12) (-)			5,397,442	4,791,151
14			The exposures for counterparty credit risk for repo transactions, etc			438,438	462,064
15			The exposures for agent repo transactions			/	/
16		5	Total exposures related to repo transactions, etc.	(c	)	8,034,852	8,655,570
Exposures related to off-balance sheet transactions				(4)
17			Notional amount of off-balance sheet transactions			49,524,666	46,062,358
18			The amount of adjustments for conversion in relation to off-balance sheet transactions (-)			31,871,648	27,857,310
19		6	Total exposures related to off-balance sheet transactions	(d	)	17,653,017	18,205,047
Leverage ratio on a consolidated basis				(5)
20			The amount of capital (Tier1 capital)	(e	)	9,004,810	9,434,893
21		8	Total exposures ((a)+(b)+(c)+(d))	(f	)	217,304,488	216,920,174
22			Leverage ratio on a consolidated basis ((e)/(f))			4.14%	4.34%

Disclosure of Information for the Second Half of Fiscal Year Ended on March 31, 2018 According to the Relevant Old FSA Notice

Among the information disclosed for the second half of the fiscal year ended March 31, 2018, according to the relevant Old FSA Notice, see the following for the items which are different from those disclosed according to the New FSA Notice.

∎ Risk-based Capital

(1) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2017
	EAD	Required capital
Credit risk	209,935.3	4,969.2

Internal ratings-based approach	188,644.2	4,490.8
Corporate (except specialized lending)	71,846.4	2,341.2
Corporate (specialized lending)	3,667.5	207.4
Sovereign	78,714.9	85.7
Bank	5,597.9	114.1
Retail	11,935.7	476.3
Residential mortgage	9,218.6	311.0
Qualifying revolving loan	654.7	51.2
Other retail	2,062.3	113.9
Equities	5,337.7	717.8
PD/LGD approach	4,221.3	429.4
Market-based approach (simple risk weight method)	1,116.3	288.4
Market-based approach (internal models approach)	—	—
Regarded-method exposure	1,839.1	287.7
Purchase receivables	3,283.7	96.8
Securitizations	4,247.9	29.5
Others	2,173.0	133.7

Standardized approach	21,291.0	283.5
Sovereign	16,494.8	9.6
Bank	1,711.4	34.2
Corporate	2,487.5	185.9
Residential mortgage	—	—
Securitizations	13.7	2.2
Others	583.5	51.4

CVA risk	n.a.	177.2

Central counterparty-related	n.a.	17.5

Market risk	n.a.	179.1

Standardized approach	n.a.	103.5
Interest rate risk	n.a.	45.0
Equities risk	n.a.	36.8
Foreign exchange risk	n.a.	7.2
Commodities risk	n.a.	14.3
Option transactions	n.a.	—

Internal models approach	n.a.	75.6

Operational risk	n.a.	269.8
Advanced measurement approach	n.a.	222.3
Basic indicator approach	n.a.	47.5

Total required capital (consolidated)	n.a.	4,935.6

Note:

EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

∎ Credit risk

(2) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure. The outstanding balance is based on exposure at default.

Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	65,345.0	18,158.0	871.9	39,615.7	123,990.8

Overseas	36,878.9	10,739.0	1,641.1	9,307.2	58,566.3

Asia	9,490.6	1,994.1	459.9	2,087.8	14,032.5
Central and South America	2,904.4	52.7	87.2	498.8	3,543.3
North America	13,951.5	6,727.2	296.3	5,338.8	26,313.9
Eastern Europe	265.1	—	0.0	12.8	278.0
Western Europe	6,316.0	1,052.7	642.3	1,139.0	9,150.3
Other areas	3,951.1	911.9	155.1	229.7	5,248.0

Total	102,224.0	28,897.0	2,513.1	48,923.0	182,557.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	21,277.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	20,132.4	2,357.3	376.3	797.0	23,663.1
Construction	1,303.1	235.7	5.6	56.4	1,601.0
Real estate	8,767.7	607.8	86.8	28.3	9,490.7
Service industries	5,120.9	416.0	75.9	66.8	5,679.8
Wholesale and retail	8,342.4	715.6	91.3	1,045.8	10,195.2
Finance and insurance	12,384.9	2,858.2	958.6	1,993.9	18,195.7
Individuals	10,838.8	—	1.1	10.8	10,850.8
Other industries	25,002.2	9,587.2	911.4	9,561.4	45,062.4
Japanese Government; Bank of Japan	10,331.2	12,118.9	5.6	35,362.2	57,818.1

Total	102,224.0	28,897.0	2,513.1	48,923.0	182,557.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	21,277.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,314.0	7,894.8	330.2	6,066.0	42,605.2
From one year to less than three years	18,857.1	5,377.3	1,047.1	678.3	25,960.0
From three years to less than five years	18,634.9	2,931.4	454.2	13.6	22,034.4
Five years or more	26,858.1	7,493.5	681.4	18.5	35,051.7
Other than above	9,559.6	5,199.7	—	42,146.3	56,905.7

Total	102,224.0	28,897.0	2,513.1	48,923.0	182,557.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	21,277.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	582.5	6.6	1.4	9.5	600.1

Overseas	200.6	2.8	7.3	3.2	214.1
Asia	41.7	0.0	1.5	1.1	44.4
Central and South America	90.6	0.0	2.9	0.0	93.6
North America	23.1	2.8	0.0	1.4	27.5
Eastern Europe	0.5	—	0.0	—	0.5
Western Europe	33.1	0.0	2.7	0.5	36.4
Other areas	11.4	—	0.0	0.1	11.5

Total	783.2	9.5	8.7	12.7	814.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	174.9	3.4	1.4	4.4	184.2
Construction	9.1	0.0	—	0.0	9.1
Real estate	56.0	0.3	0.3	0.1	56.7
Service industries	73.3	0.5	0.4	0.7	75.0
Wholesale and retail	171.0	2.1	0.2	3.3	176.7
Finance and insurance	11.4	2.7	0.0	1.7	15.9
Individuals	87.6	—	—	0.9	88.5
Other industries	199.7	0.4	6.3	1.2	207.7

Total	783.2	9.5	8.7	12.7	814.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period (after partial direct write-offs)

(Billions of yen)
As of, or for the six months ended, September 30, 2017
General reserve for possible losses on loans
Beginning balance	344.7
Increase during the six-month period	218.3
Decrease during the six-month period	344.7
Ending balance	218.3

Specific reserve for possible losses on loans
Beginning balance	164.4
Increase during the six-month period	146.4
Decrease during the six-month period	164.4
Ending balance	146.4

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.0
Increase during the six-month period	0.0
Decrease during the six-month period	0.0
Ending balance	0.0

Total
Beginning balance	509.1
Increase during the six-month period	364.7
Decrease during the six-month period	509.1
Ending balance	364.7

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2017	As of September 30, 2017	Change
Domestic	105.0	92.1	(12.8)
Manufacturing	36.4	32.9	(3.5)
Construction	0.8	0.7	(0.1)
Real estate	1.9	1.9	(0.0)
Service industries	12.6	7.1	(5.5)
Wholesale and retail	33.4	32.3	(1.1)
Finance and insurance	0.5	1.1	0.5
Individuals	14.1	11.1	(2.9)
Other industries	4.8	4.9	0.0

Overseas	49.2	44.0	(5.1)

Exempt portion	10.1	10.2	0.0

Total	164.4	146.4	(18.0)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

(Billions of yen)
For the six months ended September 30, 2017
Manufacturing	0.1
Construction	0.0
Real estate	0.1
Service industries	1.1
Wholesale and retail	4.2
Finance and insurance	0.0
Individuals	1.8
Other industries	1.9

Exempt portion	0.1

Total	9.7

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating

0%	14,418.3	1,423.6	15,841.9	79.8
10%	497.0	—	497.0	—
20%	970.9	631.1	1,602.1	45.2
35%	—	—	—	—
50%	92.4	33.5	126.0	53.5
100%	1,766.7	1,394.5	3,161.2	61.3
150%	0.0	—	0.0	—
250%	48.8	—	48.8	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	17,794.4	3,482.9	21,277.3	239.9

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Amount of exposure to which a risk weight of 1,250% is applied

(Billions of yen)
As of September 30, 2017
Amount of exposure to which a risk weight of 1,250% is applied	0.3

Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

(Billions of yen)
Risk weight	As of September 30, 2017
50%	—
70%	50.4
90%	—
95%	59.5
115%	11.8
120%	13.2
140%	14.4
250%	12.6
Default	11.5

Total	173.9

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

(Billions of yen)
Risk weight	As of September 30, 2017
300%	1,057.4
400%	58.9

Total	1,116.3

Note:

Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of September 30, 2017
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.23	36.23	n.a.	36.00	78,267.6	56,901.7	21,365.8	21,817.0	74.99
Investment grade zone	0.09	37.88	n.a.	25.66	56,939.5	39,183.7	17,755.7	18,351.4	74.99
Non-investment grade zone	1.53	31.54	n.a.	64.39	20,734.1	17,148.4	3,585.7	3,458.7	75.00
Default	100.00	41.68	39.02	35.28	593.9	569.6	24.2	6.8	75.00

Sovereign	0.01	37.97	n.a.	1.39	79,046.8	68,569.3	10,477.5	727.9	75.00
Investment grade zone	0.00	37.97	n.a.	1.29	78,923.2	68,447.2	10,475.9	726.7	75.00
Non-investment grade zone	0.97	37.80	n.a.	63.21	123.6	122.0	1.5	1.2	75.00
Default	100.00	28.64	25.59	40.49	0.0	0.0	—	—	—

Bank	0.16	37.65	n.a.	24.64	5,622.1	3,894.1	1,727.9	736.2	75.00
Investment grade zone	0.08	37.72	n.a.	21.33	5,057.2	3,416.1	1,641.1	696.3	75.00
Non-investment grade zone	0.61	36.87	n.a.	54.33	563.3	476.5	86.8	39.9	75.00
Default	100.00	96.75	94.52	29.55	1.4	1.4	—	—	—

Equity exposure under PD/LGD approach	0.32	90.00	n.a.	127.15	4,221.3	4,171.0	50.3	—	—
Investment grade zone	0.07	90.00	n.a.	112.61	3,886.2	3,835.8	50.3	—	—
Non-investment grade zone	1.84	90.00	n.a.	283.03	330.4	330.4	—	—	—
Default	100.00	90.00	n.a.	1,192.50	4.6	4.6	—	—	—

Total	0.59	38.46	n.a.	21.55	167,158.0	133,536.3	33,621.6	23,281.2	74.99
Investment grade zone	0.04	39.32	n.a.	14.56	144,806.2	114,883.0	29,923.2	19,774.5	74.99
Non-investment grade zone	1.51	32.61	n.a.	67.45	21,751.6	18,077.5	3,674.1	3,499.8	75.00
Default	100.00	42.19	39.15	44.28	600.0	575.7	24.2	6.8	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	Regarding equity exposure under the PD/LGD approach, we recognized the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”).

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2017
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD weighted average)	EAD (Billions of yen)			Amount of undrawn	Weighted average of credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)		sheet	sheet	commitments	factor (%)
Residential mortgage	1.58	41.29	n.a.	33.69	9,218.6	9,100.6	118.0	7.9	75.00
Non-default	0.76	41.24	n.a.	33.64	9,142.5	9,026.0	116.5	7.9	75.00
Default	100.00	47.76	44.76	39.70	76.1	74.5	1.5	—	—

Qualifying revolving loan (retail)	3.29	76.82	n.a.	66.46	654.7	434.1	220.5	1,762.5	12.51
Non-default	3.19	76.83	n.a.	66.46	654.0	433.6	220.4	1,761.1	12.52
Default	100.00	71.49	66.38	67.69	0.6	0.5	0.1	1.4	11.61

Other retail	4.61	47.46	n.a.	44.77	2,062.3	2,048.0	14.3	15.8	64.92
Non-default	1.68	47.52	n.a.	44.85	2,001.0	1,989.9	11.0	12.4	56.74
Default	100.00	45.66	42.49	42.12	61.3	58.1	3.2	3.3	95.30

Total	2.19	44.31	n.a.	37.40	11,935.7	11,582.8	352.9	1,786.3	13.26
Non-default	1.05	44.28	n.a.	37.36	11,797.6	11,449.6	347.9	1,781.4	13.10
Default	100.00	46.95	43.86	40.91	138.1	133.1	4.9	4.8	69.88

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

(Billions of yen)
For the period from October 1, 2016 through September 30, 2017
Actual losses
Corporate	(81.2)
Sovereign	0.0
Bank	0.0
Residential mortgage	(11.6)
Qualifying revolving loan (retail)	0.0
Other retail	(5.7)

Total	(98.6)

Note:

    Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008			For the period from October 1, 2008 through September 30, 2009
	Estimated losses (expected losses as of September 30, 2007)		Actual losses	Estimated losses (expected losses as of September 30, 2008)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,060.5	202.0	28.2	998.6	390.4	433.9
Sovereign	2.2	(9.3)	0.7	1.6	(10.7)	0.0
Bank	8.0	4.2	34.4	18.9	(18.4)	0.0
Residential mortgage	85.8	18.6	16.9	96.4	22.9	21.3
Qualifying revolving loan (retail)	7.4	2.5	0.0	8.0	3.1	2.2
Other retail	50.1	12.6	4.3	53.2	16.0	6.2

Total	1,214.3	230.7	84.8	1,176.9	403.3	463.9

	(Billions of yen)
	For the period from October 1, 2009 through September 30, 2010			For the period from October 1, 2010 through September 30, 2011
	Estimated losses (expected losses as of September 30, 2009)		Actual losses	Estimated losses (expected losses as of September 30, 2010)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,377.8	503.2	45.2	1,151.1	406.3	41.1
Sovereign	4.1	(8.3)	0.3	1.4	(11.5)	0.2
Bank	42.7	5.6	(3.1)	32.0	3.9	0.0
Residential mortgage	107.8	26.5	36.6	143.2	38.8	13.3
Qualifying revolving loan (retail)	10.4	3.6	0.2	10.7	3.8	0.2
Other retail	54.6	15.8	22.4	78.6	25.1	4.6

Total	1,597.7	546.6	101.8	1,417.2	466.5	59.5

	(Billions of yen)
	For the period from October 1, 2011 through September 30, 2012			For the period from October 1, 2012 through September 30, 2013
	Estimated losses (expected losses as of September 30, 2011)		Actual losses	Estimated losses (expected losses as of September 30, 2012)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	937.7	349.2	28.0	782.6	271.7	22.4
Sovereign	1.3	(11.8)	0.1	2.5	(10.8)	0.1
Bank	33.0	5.1	(4.7)	12.9	5.3	(2.7)
Residential mortgage	146.0	42.8	(12.0)	134.0	53.6	(0.1)
Qualifying revolving loan (retail)	10.7	3.6	0.3	11.0	3.7	0.6
Other retail	75.0	24.1	1.5	72.1	26.8	2.1

Total	1,203.9	413.3	13.2	1,015.2	350.5	22.5

	(Billions of yen)
	For the period from October 1, 2013 through September 30, 2014			For the period from October 1, 2014 through September 30, 2015
	Estimated losses (expected losses as of September 30, 2013)		Actual losses	Estimated losses (expected losses as of September 30, 2014)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	654.9	213.9	(35.6)	488.9	171.8	180.1
Sovereign	1.4	(12.0)	(13.4)	1.5	1.4	0.0
Bank	13.5	8.2	(1.6)	7.3	3.8	(0.2)
Residential mortgage	117.8	48.5	(4.6)	100.0	47.4	(2.8)
Qualifying revolving loan (retail)	11.6	3.8	0.0	11.9	4.2	2.5
Other retail	66.3	24.6	0.1	59.6	24.4	5.5

Total	865.8	287.2	(55.2)	669.4	253.3	185.2

	(Billions of yen)
	For the period from October 1, 2015 through September 30, 2016			For the period from October 1, 2016 through September 30, 2017
	Estimated losses (expected losses as of September 30, 2015)		Actual losses	Estimated losses (expected losses as of September 30, 2016)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	536.0	124.6	11.7	463.0	136.6	(81.2)
Sovereign	1.7	1.6	0.0	1.5	1.5	0.0
Bank	6.9	3.5	(0.8)	5.5	3.9	0.0
Residential mortgage	79.2	36.9	(0.9)	69.9	33.8	(11.6)
Qualifying revolving loan (retail)	13.1	2.9	0.0	14.4	4.2	0.0
Other retail	52.8	17.0	(2.0)	45.9	17.3	(5.7)

Total	689.8	186.8	7.9	600.5	197.7	(98.6)

Notes:

1.	Estimated losses after deduction of reserves are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

∎ Methods for credit risk mitigation

(3) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2017
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	843.1	4,891.1	8,348.3	12.8	14,095.4
Corporate	802.9	4,559.8	7,380.5	12.8	12,756.1
Sovereign	0.0	6.7	380.4	—	387.2
Bank	17.0	48.5	48.7	—	114.4
Retail	23.1	275.9	538.5	—	837.6
Residential mortgage	—	—	123.8	—	123.8
Qualifying revolving loan	—	—	0.1	—	0.1
Other retail	23.1	275.9	414.5	—	713.6
Others	—	—	—	—	—

Standardized approach	111.2	n.a.	316.7	—	428.0
Sovereign	90.0	n.a.	316.7	—	406.7
Bank	13.2	n.a.	—	—	13.2
Corporate	7.9	n.a.	—	—	7.9
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	954.4	4,891.1	8,665.0	12.8	14,523.4

∎ Counterparty risk in derivatives transactions and long-settlement transactions

(4) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

		(Billions of yen)
		As of September 30, 2017
		Gross replacement cost	Gross add-on	Credit equivalent amount
Current exposure method
Foreign exchange-related transactions		94.3	103.4	197.7
Interest rate-related transactions		143.2	26.7	170.0
Gold-related transactions		—	—	—
Equity-related transactions		79.7	158.2	238.0
Transactions related to precious metals (other than gold)		35.3	55.4	90.7
Other commodity-related transactions		698.1	1,160.4	1,858.6
Credit derivatives transactions		0.6	7.1	7.7
Subtotal	(A)	1,051.4	1,511.5	2,562.9
Netting benefits by close-out netting settlement contracts	(B)	n.a.	n.a.	1,158.3
Subtotal	(C)=(A)+(B)	n.a.	n.a.	1,404.6
Effect of credit risk mitigation by collateral	(D)	n.a.	n.a.	436.6

Total	(C)+(D)	n.a.	n.a.	968.0

Standardized method				Credit equivalent amount
Total				15.1

Expected positive exposure method

Total				2,435.3

Note:

The	current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2017
	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	0.3	2.7	3.1

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

(Billions of yen)
As of September 30, 2017
Financial collateral	3.0
Other collateral	33.3
Guarantees, others	12.5

Total	48.8

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of September 30, 2017
		Notional amount
Credit derivatives type:
Credit default swap	Protection bought	1,389.8
	Protection sold	1,453.1

Total return swap	Protection bought	—
	Protection sold	—

Total	Protection bought	1,389.8
	Protection sold	1,453.1

Note:

Credit	derivatives used for credit risk mitigation are as follows:

(Billions of yen)
As of September 30, 2017
Credit derivatives used for credit risk mitigation	26.8

∎ Securitization exposure

(5) Quantitative disclosure items for securitization exposure

Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	43.6	—	—	—	—	—	43.6
Default exposure	—	0.3	—	—	—	—	—	0.3
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	373.9	—	—	373.9
Default exposure	—	—	—	—	0.0	—	—	0.0
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	92.6	—	—	92.6
Total amount of underlying assets (a)+(b)	—	43.6	—	—	373.9	—	—	417.5

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2017.

2.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

3.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

4.	“Credit cards” include shopping credit receivables, card loans, etc.

5.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	0.0	—	—	371.8	—	—	371.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	2.0	—	—	2.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	0.0	—	—	373.9	—	—	373.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	0.6	—	—	0.6
Exposure whose underlying assets are overseas assets	—	—	—	—	92.6	—	—	92.6

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of September 30, 2017 is classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	351.5	—	1.9	—	353.4	—
Up to 50%	—	—	—	—	—	—
Up to 100%	1.7	—	—	—	1.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	17.9	—	0.1	—	18.0	—
1,250%	0.6	—	—	—	0.6	—

Total	371.8	—	2.0	—	373.9	—

–Amount of required capital by risk weight category–
	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	2.1	—	0.0	—	2.1	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	0.2	—	—	—	0.2	—
1,250%	0.7	—	—	—	0.7	—

Total	3.1	—	0.0	—	3.1	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2017
Up to 20%	—
Up to 50%	—
Up to 100%	—
Up to 250%	—
Up to 650%	—
Over 650%	—

Total	—

Note:

    The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

(Billions of yen)
As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	58.8	—	61.6	14.1	249.2	—	72.2	456.2
Default exposure	—	—	—	—	6.0	—	—	6.0
Estimated loss amount related to underlying assets during the six-month period	1.9	—	0.3	0.0	2.8	—	0.7	5.8
Amount of exposures securitized during the six-month period	170.6	—	336.3	97.1	1,123.3	—	317.1	2,044.6

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2017.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	9.5	—	50.3	14.1	252.8	—	30.1	357.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	134.5	—	0.0	—	54.2	—	10.4	199.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	144.0	—	50.3	14.1	307.0	—	40.6	556.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	84.5	—	—	7.7	153.8	—	35.5	281.6

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of September 30, 2017 is classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	354.5	—	184.3	—	538.9	—
Up to 50%	2.4	—	—	—	2.4	—
Up to 100%	—	—	15.0	—	15.0	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	357.0	—	199.3	—	556.3	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	2.2	—	1.1	—	3.4	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	—	—	0.8	—	0.8	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	2.3	—	2.0	—	4.3	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2017

Up to 20%	—
Up to 50%	—
Up to 100%	—
Up to 250%	—
Up to 650%	—
Over 650%	—

Total	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

Securitization exposure as investor(for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	128.0	838.1	711.4	304.3	584.1	5.0	161.4	2,732.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	44.6	—	229.9	156.8	164.8	0.1	2.1	598.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	172.7	838.1	941.4	461.1	748.9	5.2	163.6	3,331.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	0.3	—	0.3
Exposure whose underlying assets are overseas assets	166.5	0.0	929.8	460.9	748.9	0.3	134.6	2,441.2

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” as of September 30, 2017 is classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	2,665.8	—	564.8	—	3,230.6	—
Up to 50%	38.8	—	20.0	—	58.8	—
Up to 100%	24.1	—	13.2	—	37.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	3.7	—	0.3	—	4.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.1	—	0.1	—	0.3	—

Total	2,732.7	—	598.6	—	3,331.3	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	15.1	—	3.4	—	18.6	—
Up to 50%	1.0	—	0.6	—	1.6	—
Up to 100%	1.6	—	0.8	—	2.5	—
Up to 250%	—	—	—	—	—	—
Up to 650%	1.0	—	0.1	—	1.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.1	—	0.1	—	0.3	—

Total	19.0	—	5.2	—	24.2	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2017

Up to 20%	—
Up to 50%	—
Up to 100%	—
Up to 250%	—
Up to 650%	—
Over 650%	—

Total	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

¡ Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

None as of September 30, 2017

(G) Information of securitization exposure retained or purchased

None as of September 30, 2017

¡ Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

None as of September 30, 2017

(I) Information of securitization exposure retained or purchased

None as of September 30, 2017

¡ Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	0.0	7.6	5.2	—	0.0	—	2.6	15.5
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	0.0	7.6	5.2	—	0.0	—	2.6	15.5
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Exposure on securitizations to which a risk weight of 100% is applied	—	6.9	0.0	—	0.0	—	0.7	7.7
Exposure whose underlying assets are overseas assets	—	7.5	5.2	—	0.0	—	2.6	15.5

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2017

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 1.6%	6.2	—	—	—	6.2	—
Up to 4%	0.3	—	—	—	0.3	—
Up to 8%	0.6	—	—	—	0.6	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.6	—	—	—	0.6	—
Less than 100%	—	—	—	—	—	—
100%	7.7	0.0	—	—	7.7	0.0

Total	15.5	0.0	—	—	15.5	0.0

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of September 30, 2017

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.0	—	—	—	0.0	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.1	—	—	—	0.1	—
Less than 100%	—	—	—	—	—	—
100%	7.7	0.0	—	—	7.7	0.0

Total	8.0	0.0	—	—	8.0	0.0

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2017
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

∎ Market risk

¡ Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

(Billions of yen)
For the six months ended September 30, 2017
End of period	2.7
Maximum	4.1
Minimum	1.5
Average	2.3
The number of cases where assumptive losses exceeded VaR during the period	0

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent is determined by the number of cases where assumptive losses exceeded VaR before 250 business days prior to the end of period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:

VaR	historical simulation method
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of 3 years (801 business days)

The following table shows stressed VaR figures of our trading activities:

(Billions of yen)
For the six months ended September 30, 2017
End of period	4.6
Maximum	7.0
Minimum	4.1
Average	5.5

Stressed VaR method:

Stressed VaR	historical simulation method
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of 1 year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

¡ Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2017	413.3	10,946.6	3.7%

Outlier criteria

As part of the capital adequacy requirements under Basel III, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

∎ Equity exposures in banking book

(6) Status of equity exposures in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2017
	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	3,969.7	4,119.3
Other equity exposure	327.4	n.a.

Total	4,297.1	n.a.

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2017
	Gains and losses on sales
		Gains on sales	Losses on sales
Sale of equity exposure	116.9	123.3	6.4

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

(Billions of yen)
For the six months ended September 30, 2017
Gains and losses from write-offs
Write-offs of equity exposure	(0.5)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

	(Billions of yen)
	As of September 30, 2017
	Net unrealized gains
		Unrealized gains	Unrealized losses
Equity exposure	2,135.3	2,170.3	34.9

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

	(Billions of yen)
	As of September 30, 2017
	Net
		Unrealized gains	Unrealized losses
Equity exposure	149.6	159.3	9.6

Note: The above figures include only Japanese and foreign stocks.

(F) Equities exposure by portfolio classification

(Billions of yen)
As of September 30, 2017
PD/LGD approach	4,221.3
Market-based approach (simple risk weight method)	1,116.3
Market-based approach (internal models approach)	—

Total	5,337.7

∎ Liquidity Coverage Ratio

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of Sound Management of Liquidity Risk, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (e), etc. of the Ordinance for Enforcement of the Banking Law (the FSA Notice No. 7 of 2015).

			(In million yen, %, the number of data)
Item			For the three months ended June 30, 2018		For the three months ended September 30, 2018

High-Quality Liquid Assets		(1)	/		/
1	Total high-quality liquid assets (HQLA)		62,777,196		62,485,008
Cash Outflows		(2)	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE
2	Cash outflows related to unsecured retail funding		46,301,263	3,694,175	46,824,345	3,722,399
3	of which, Stable deposits		13,408,103	402,243	13,752,373	412,571
4	of which, Less stable deposits		32,893,160	3,291,932	33,071,972	3,309,828
5	Cash outflows related to unsecured wholesale funding		78,726,832	48,969,567	73,473,798	44,567,686
6	of which, Qualifying operational deposits		0	0	0	0
7	of which, Cash outflows related to unsecured wholesale funding other than qualifying operational deposits and debt securities		72,639,956	42,882,691	68,211,601	39,305,489
8	of which, Debt securities		6,086,876	6,086,876	5,262,197	5,262,197
9	Cash outflows related to secured funding, etc		/	1,200,096	/	1,195,936
10	Cash outflows related to derivatives transactions, etc. funding programs, credit and liquidity facilities		24,961,664	7,142,351	25,301,834	7,424,344
11	of which, Cash outflows related to derivative transactions, etc		2,275,532	2,275,532	2,433,467	2,433,467
12	of which, Cash outflows related to funding programs		21,333	21,333	18,309	18,309
13	of which, Cash outflows related to credit and liquidity facilities		22,664,798	4,845,486	22,850,056	4,972,566
14	Cash outflows related to contractual funding obligations, etc.		6,555,426	2,087,556	5,467,311	1,852,383
15	Cash outflows related to contingencies		79,448,537	707,761	79,860,228	719,083
16	Total cash outflows		/	63,801,509	/	59,481,833
Cash Inflows		(3)	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE
17	Cash inflows related to secured lending, etc.		10,682,156	972,627	10,846,526	931,159
18	Cash inflows related to collections of loans, etc		12,798,750	9,221,808	12,189,523	8,402,594
19	Other cash inflows		7,548,122	1,877,626	6,616,777	2,102,205
20	Total cash inflows		31,029,028	12,072,062	29,652,827	11,435,958
Consolidated liquidity coverage ratio		(4)	/		/
21	Total HQLA allowed to be included in the calculation		/	62,777,196	/	62,485,008
22	Net cash outflows		/	51,729,447	/	48,045,874
23	Consolidated liquidity coverage ratio (LCR)		/	121.3%	/	130.1%
24	The number of data used to calculate the average value		62		62

Notes:

1.	Item from 1 to 23 are quarterly average using data points as shown in item 24. From the fourth quarter of the fiscal year ended March 31, 2017, the average daily value is disclosed.

2.	We do not apply the “exception regarding qualifying operational deposits” in Article 28 of the Notice No. 62 with respect to item 6.

3.

The numbers in item 11 include the amount of additional collateral required due to market valuation changes on derivatives transactions estimated by the “historical look-back approach” instead of “scenario approach” in Article 37 of the Notice No. 62.

4.

There are no material components that necessitate detailed explanation of “cash outflows from other contracts” in Article 59 of the Notice No. 62 within item 14, “cash outflows from other contingent funding obligations” in Article 52 of the Notice No. 62 within item 15, “cash inflows from other contracts” in Article 72 of the Notice No. 62 within item 19.

5.	Monthly data or quarterly data is used for some of the data, etc., concerning our consolidated subsidiaries.

	2016	2017				2018
	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep
Consolidated LCR (quarterly average)	135.3%	129.4%	129.7%	126.1%	124.8%	120.1%	121.3%	130.1%

Our Consolidated LCR surpasses the final regulatory standard (100%) and remains stable, with no change affecting funding conditions.

LCR disclosed herein does not differ much from the level we expected beforehand, and we do not expect our Consolidated LCR in the future to deviate significantly from the current level.

There are no significant changes in the composition, such as currency composition or type composition, and geographic distribution of the HQLA allowed to be included in the calculation.

In addition, there is no significant currency mismatch which might affect our funding conditions between total amount of the HQLA allowed to be included in the calculation and net cash outflow regarding significant currencies.

∎ Status of Major Liquid Assets

(Billions of yen)
Item	As of Mar. 2018	As of Sep. 2018
Cash and Due from Banks (including Due from Central Banks)	47,725.3	46,579.4
Trading Securities	5,188.4	6,852.7
Securities	33,618.9	34,392.2
Bonds Held to Maturity	2,515.8	2,135.1
Other Securities	31,103.1	32,257.1
Japanese Stocks	3,582.2	3,517.2
Japanese Bonds	16,535.6	16,704.7
Japanese Government Bonds	13,332.0	13,450.4
Japanese Local Government Bonds	239.3	240.4
Japanese Corporate Bonds	2,964.1	3,013.9
Other	10,985.2	12,035.1
Foreign Bonds	8,329.1	9,402.5
Other	2,656.1	2,632.6

Total	86,532.7	87,824.4

Portion pledged as collateral	(11,660.9)	(13,111.1)

Total after the deduction above	74,871.7	74,713.3

Notes:

1.	All securities included in the above table have fair value.

2.	Portion pledged as collateral mainly consists of securities and others collateralized for borrowed money, foreign and domestic exchange transactions or derivatives transactions, or substituted for margins for futures transactions.

3.	Figures in the above table do not represent high quality liquid assets under the Basel III regulatory regime.